AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2024
Commission File Number 000-30852
__________________________
GRUPO FINANCIERO GALICIA SA
(The "Registrant")
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Diego Rivas, Chief Financial Officer & Compliance
Tel: 54 11 4343 7528, drivas@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: November 26, 2024	By:	/s/ Fabián E. Kon
Name: Fabiám E. Kon
Title: Chief Executive Officer

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

INDEX TO UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION	F-1
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME	F-3
CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME	F-5
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY	F-6
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS	F-8
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	F-10

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	09.30.24	12.31.23
Assets
Cash and Due from Banks	3 and 4	6,747,884,353	4,023,323,415
Cash		3,915,148,575	2,228,848,927
Financial Institutions and Correspondents		2,832,735,778	1,794,474,488
Argentine Central Bank (BCRA)		2,703,011,340	1,654,202,640
Other, local and foreign financial institutions		129,724,438	140,271,848
Debt Securities at Fair Value through Profit or Loss	3 and A	1,095,889,678	1,207,056,327
Derivative Financial Instruments	3	6,523,967	71,138,490
Repurchase Transactions	3	—	2,358,830,105
Other Financial Assets	3 and 5	618,712,227	359,494,922
Loans and Other Financing	3 and 6	8,727,696,976	6,209,644,675
Non-financial Public Sector		2,425,675	928,980
Argentine Central Bank (BCRA)		—	82,237
Other Financial Institutions		74,993,557	55,028,589
Non-financial Private Sector and Residents Abroad		9,084,424,703	6,422,058,761
Expected credit loss allowance		(434,146,959)	(268,453,892)
Other Debt Securities	3 and A	3,264,136,319	3,883,122,914
Financial Assets Pledged as Collateral	3 and 7	1,213,681,827	869,937,069
Current Income Tax Assets		5,814,307	4,124,118
Investments in Equity Instruments	3 and 8	22,918,406	19,427,399
Investments in Subsidiaries, Associates and Joint Ventures	9	2,704,791	5,342,615
Property, Plant and Equipment	10	736,738,306	716,134,762
Intangible Assets	11	245,048,058	249,183,915
Deferred Income Tax Assets		91,913,223	382,506,910
Insurance Contract Assets	12	18,941,639	19,798,609
Reinsurance Contract Assets	12	49,138,564	57,684,449
Other Non-financial Assets		127,635,141	156,723,779
Non-current Assets Held for Sale	13	19,114	151,024
Total Assets		22,975,396,896	20,593,625,497
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	09.30.24	12.31.23
Liabilities
Deposits	3 and 14	13,703,215,305	11,505,796,543
Non-Financial Public Sector		591,722,991	133,385,051
Financial Sector		1,401,128	5,601,274
Non-Financial Private Sector and Residents Abroad		13,110,091,186	11,366,810,218
Liabilities at Fair Value through Profit or Loss	3	5,357,923	99,752,488
Derivative Financial Instruments	3	29,212,121	24,670,981
Repurchase Transactions	3	43,568,267	47,061,623
Other Financial Liabilities	3 and 15	3,219,072,518	2,566,789,182
Financing Received from the Argentine Central Bank and Other Financial Institutions	3 and 16	266,868,382	278,441,132
Debt Securities	3 and 17	194,294,170	186,896,801
Current Income Tax Liabilities	18	49,656,547	549,107,583
Subordinated Debt Securities	3 and 19	245,154,965	414,476,406
Provisions	33	82,058,545	41,098,207
Deferred Income Tax Liabilities		56,956,926	34,985,050
Insurance Contracts Liabilities	12	179,418,333	213,072,128
Reinsurance Contracts Liabilities	12	918,578	4,361,482
Other Non-Financial Liabilities		460,366,857	560,736,440
Total Liabilities		18,536,119,437	16,527,246,046
Shareholders´Equity	20
Capital Stock		1,474,692	1,474,692
Paid-in Capital		17,281,187	17,281,187
Capital Adjustments		1,463,420,048	1,463,420,048
Reserves		3,092,192,625	3,014,837,740
Retained Deficit		(1,113,403,842)	(1,115,275,003)
Other Comprehensive Income		21,972,419	4,787,136
Income from the Period/Fiscal Year		956,270,098	679,674,788
Shareholders' Equity Attributable to Parent Company's Owners		4,439,207,227	4,066,200,588
Shareholders' Equity Attributable to Non-controlling Interests		70,232	178,863
Total Shareholders' Equity		4,439,277,459	4,066,379,451
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Interest-related Income	21	1,313,250,627	6,296,175,144	2,689,974,867	6,849,629,922
Interest-related Expenses	21	(550,935,302)	(2,276,631,978)	(1,788,628,898)	(4,543,458,139)
Net Income from Interest		762,315,325	4,019,543,166	901,345,969	2,306,171,783
Fee Income	21	302,304,722	819,889,651	286,184,876	817,817,564
Fee related Expenses	21	(46,363,145)	(121,933,744)	(37,019,900)	(112,906,446)
Net Fee Income		255,941,577	697,955,907	249,164,976	704,911,118
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	21	193,380,035	534,429,568	126,031,449	537,901,260
Income from Derecognition of Assets Measured at Amortized Cost		14,711,908	167,681,666	52,780,610	72,375,959
Exchange Rate Differences on Foreign Currency	22	33,162,589	129,122,763	189,831,117	394,622,358
Other Operating Income	23	103,840,846	316,031,575	226,745,661	570,313,464
Insurance Business Result	24	27,279,648	57,375,047	14,696,726	56,874,101
Impairment Charge	25	(167,928,171)	(458,717,543)	(88,070,869)	(260,783,399)
Net Operating Income		1,222,703,757	5,463,422,149	1,672,525,639	4,382,386,644
Personnel Expenses	26	(151,906,859)	(512,387,595)	(153,189,871)	(464,173,556)
Administrative Expenses	27	(174,101,489)	(508,618,422)	(146,885,895)	(426,797,835)
Depreciation Expenses	28	(37,672,026)	(114,169,335)	(44,453,920)	(125,668,854)
Other Operating Expenses	29	(218,251,343)	(883,998,840)	(282,968,538)	(764,818,876)
Loss on Net Monetary Position		(382,069,015)	(1,976,507,788)	(815,337,062)	(1,879,249,913)
Operating Income		258,703,025	1,467,740,169	229,690,353	721,677,610
Share of Profit from Associates and Joint Ventures	9	(1,050,906)	(3,591,610)	(1,129,739)	(3,072,099)
Income before Taxes on Continuing Operations		257,652,119	1,464,148,559	228,560,614	718,605,511
Income Tax on Continuing Operations		(89,711,712)	(507,986,976)	(62,844,998)	(219,265,959)
Net Income from Continuing Operations		167,940,407	956,161,583	165,715,616	499,339,552
Net Income for The Period		167,940,407	956,161,583	165,715,616	499,339,552
Net Income for The Period Attributable to Parent Company's Owners		167,968,951	956,270,098	165,715,558	499,339,419
Net Income for The Period Attributable to Non- controlling Interests		(28,544)	(108,515)	58	133
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Earnings per Share
Net income attributable to Parent Company's Owners		167,968,951	956,270,098	165,715,558	499,339,419
Net income attributable to Parent Company's Owners Adjusted by Dilution Effects		167,968,951	956,270,098	165,715,558	499,339,419
Weighted Average of Outstanding Ordinary Shares in the Period		1,474,692	1,474,692	1,474,692	1,474,692
Weighted Average of Outstanding Ordinary Shares in the Period Adjusted by Dilution Effects		1,474,692	1,474,692	1,474,692	1,474,692
Basic Earnings per Share		113.90	648.45	112.37	338.61
Diluted Earnings per Share		113.90	648.45	112.37	338.61
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Net Income for the Period		167,940,407	956,161,583	165,715,616	499,339,552
Items of Other Comprehensive Income to be reclassified to Income for the period
Exchange Difference for Translation of Financial Statements		365,568	533,085	537,213	802,266
Profits or Losses from Financial Instruments
Income for the Period from Financial Instruments at Fair Value through OCI	21	25,676,063	25,777,982	(864,587)	215,528
Income Tax		(8,924,533)	(9,125,784)	208,767	(35,844)
Total Other Comprehensive Income		17,117,098	17,185,283	(118,607)	981,950
Total Comprehensive Income		185,057,505	973,346,866	165,597,009	500,321,502
Total Comprehensive Income Attributable to Parent Company's Owners		185,086,049	973,455,381	165,596,951	500,321,369
Total Comprehensive Income Attributable to Non-controlling Interests		(28,544)	(108,515)	58	133
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid in capital		Other Comprehensive Income		Reserves		Retained Earnings	Total Shareholders´ Equity Attributable to parent company´s owners	Total Shareholders´ Equity to Non- controlling Interest	Total Shareholders´ Equity
Changes	Notes	Outstanding	Share Premiums	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others Reserves
Balances as of 12.31.23		1,474,692	17,281,187	1,463,420,048	1,852,821	2,934,315	59,508,506	2,955,329,234	(435,600,215)	4,066,200,588	178,863	4,066,379,451
Shareholders' Meeting dated 04.30.24
Reserves creation		—	—	—	—	—	33,890,181	557,496,105	(591,386,286)	—	—	—
Distribution of Profits
Cash Dividends	30	—	—	—	—	—	—	(514,031,401)	(86,417,341)	(600,448,742)	(116)	(600,448,858)
Total Comprehensive Income for the Period
Net Income for the Period		—	—	—	—	—	—	—	956,270,098	956,270,098	(108,515)	956,161,583
Other Comprehensive Income for the Period		—	—	—	16,652,198	533,085	—	—	—	17,185,283	—	17,185,283
Balances as of 09.30.24		1,474,692	17,281,187	1,463,420,048	18,505,019	3,467,400	93,398,687	2,998,793,938	(157,133,744)	4,439,207,227	70,232	4,439,277,459
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid in capital		Other Comprehensive Income		Reserves		Retained Earnings	Total Shareholders´ Equity Attributable to parent company´s owners	Total Shareholders´ Equity to Non- controlling Interest	Total Shareholders´ Equity
Changes	Notes	Outstanding	Share Premiums	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others Reserves
Balances as of 12.31.22		1,474,692	17,281,187	1,463,420,048	499,151	1,178,255	43,356,753	3,086,766,238	(792,239,921)	3,821,736,403	120	3,821,736,523
Shareholders' Meeting dated 04.25.23
Reserves creation		—	—	—	—	—	16,151,754	255,316,236	(271,467,990)	—	—	—
Distribution of Profits
Cash Dividends	30	—	—	—	—	—	—	(386,753,251)	(51,567,092)	(438,320,343)	—	(438,320,343)
Total Comprehensive Income for the Period
Net Income for the Period		—	—	—	—	—	—	—	499,339,419	499,339,419	133	499,339,552
Other Comprehensive Income for the Period		—	—	—	179,684	802,266	—	—	—	981,950	—	981,950
Balances as of 09.30.23		1,474,692	17,281,187	1,463,420,048	678,835	1,980,521	59,508,507	2,955,329,223	(615,935,584)	3,883,737,429	253	3,883,737,682
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	09.30.24	09.30.23
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the Period before Income Tax		1,464,148,559	718,605,511
Adjustments to Obtain Operating Activities Flows:
Impairment Charge		458,717,543	260,783,399
Depreciation and Impairment of Assets	28	114,169,335	125,668,854
Loss on Net Monetary Position		1,976,507,788	1,879,249,913
Exchange Rate Differences on Foreign Currency		(129,122,763)	(394,622,358)
Other Adjustments		(2,296,003,479)	(3,109,650,444)
Net (Increases)/Decreases from Operating Assets
Debt Securities measured at Fair Value through Profit or Loss		57,660,314	228,323,107
Derivative Financial Instruments		64,614,523	(89,188,047)
Repurchase Transactions		667,819,140	26,838,106
Other Financial Assets		(265,304,242)	43,822,514
Loans and Other Financing
Other Financial Institutions		44,258,912	(127,952,101)
Non-Financial Private Sector and Residents Abroad		(5,933,301,765)	(3,296,124,455)
Non-Financial Public Sector		(2,260,597)	3,208,362
Other Debt Securities		618,986,595	(408,016,365)
Financial Assets Pledged as Collateral		(343,744,758)	(231,285,430)
Investments in Equity Instruments		(7,653,513)	(5,816,495)
Other Non-financial Assets		38,491,493	38,932,549
Non-current Assets Held for Sale		131,910	(81,206)
Net Increases/(Decreases) from Operating Liabilities
Deposits
Financial Sector		(1,169,177)	8,981,285
Non-Financial Private Sector and Residents Abroad		7,958,533,088	5,954,420,049
Non-Financial Public Sector		608,619,933	736,426,462
Liabilities at Fair Value through Profit or Loss		(94,394,565)	3,262,650
Derivative Financial Instruments		4,541,140	25,533,537
Other Financial Liabilities		660,608,598	(162,666,736)
Provisions		40,960,338	(31,293,893)
Other Non-Financial Liabilities		(168,669,992)	(138,341,953)
Income Tax Payments		(696,562,638)	(123,452,356)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		4,840,581,720	1,935,564,459

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	09.30.24	09.30.23
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments
Purchase of Property, Plant and Equipment and Intangible Assets		(134,689,997)	(92,996,400)
Capital Contributions in Investments in Subsidiaries, Associates and Joint Ventures		—	(2,880,091)
Collections
Sales of Property, Plant and Equipment and Intangible Assets		676,562	1,771,881
Dividends earned		4,162,506	—
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(129,850,929)	(94,104,610)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments
Issued Debt Securities		(147,580,752)	(265,767,216)
Financing from the Argentine Central Bank and Other Financial Institutions		(544,068,939)	(459,349,890)
Dividends paid	30	(569,245,148)	(362,813,644)
Leases		(8,325,262)	(10,134,919)
Collections
Issued Debt Securities		211,642,763	139,605,860
Financing from the Argentine Central Bank and Other Financial Institutions		611,249,846	507,620,720
NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		(446,327,492)	(450,839,089)
EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		545,449,758	1,519,415,666
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		4,809,853,057	2,910,036,426
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(3,773,487,097)	(4,462,653,799)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4	6,586,101,374	8,328,438,383
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	4	7,622,467,334	6,775,821,010

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. Information
Grupo Financiero Galicia S.A. (hereinafter, “the Company,” and jointly with its subsidiaries, “the Group” is a financial services holding company incorporated on September 14, 1999 under the laws of Argentina. The Company's interest in Banco de Galicia y Buenos Aires S.A.U. is its main asset. Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or “the Bank”, is a private bank that offers a wide range of financial products and services to both individuals and companies. Likewise, the Company is the parent company of Tarjetas Regionales S.A. (Naranja X, which holds investments related to the issuance of credit cards and services for the management of personal and commercial finances, Sudamericana Holding S.A., a company that consolidates insurance activities, Galicia Asset Management S.A.U., a mutual fund management company, Galicia Warrants S.A., a warrant issuer, IGAM LLC, an asset management company, Galicia Securities S.A.U., a Settlement and Compensation Agent and Trading Agent - Own Portfolio, Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem to optimize agricultural management, Galicia Investments LLC and Galicia Ventures LP, companies dedicated to facilitate investment initiatives within the open innovation and corporate venturing program, and Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company for reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
Date of authorization of Financial Statements
These Consolidated Condensed Interim Financial Statements have been approved and authorized for publication through Board of Directors' Minutes No. 727 dated November 26, 2024.
Bases for Preparation
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with the regulations of the International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).
In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.
The Management of Grupo Financiero Galicia S.A. has concluded that the Consolidated Condensed Interim Financial Statements reasonably present the financial position, financial yield, and cash flows, in accordance with the IFRS.
It should be noted that the Consolidated Condensed Interim Financial Statements have been prepared by applying accounting standards and measurement criteria consistent with those applied by the Company for the preparation of the annual Consolidated Financial Statements, except for the modifications described in Note 1(e).
The accounting standards have been consistently applied in all entities of the Group.
(a)    Measurement Unit
IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, non-monetary items should be adjusted for inflation occurring since the acquisition date or since the revaluation date, as the case may be. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the measurement unit as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their fair values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period in a separate item.
In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated condensed interim financial statements for all periods presented.
These consolidated condensed interim financial statements are based on a historical cost.
(b)    Foreign Currency Translation
–Functional Currency and Presentation Currency
The figures included in the Consolidated Condensed Interim Financial Statements are stated in their functional currency, that is, in the currency of the main economic environment in which the Group operates. The Consolidated Condensed Interim Financial Statements are presented in Argentine pesos, which is the Group's functional and presentation currency.
–Transactions and Balances
The transactions in foreign currency are translated into the functional currency at the exchange rate in force on the transactions or the valuation dates when the items are measured at closing exchange rate. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized in the Statement of Income in the item “Exchange Rate Differences Foreign Currency,” except when they are deferred in equity by transactions which qualify as cash flows hedges, if appropriate.
Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank, in force at the close of operations on the last business day of each month.
As of September 30, 2024, December 31, 2023, and September 30, 2023, balances in US dollars were translated at the reference exchange rate (Ps. 970.9167, Ps. 808.4833, and Ps. 350.0083, respectively established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using the types of exchange rate reported by the Argentine Central Bank.
(c)    Going concern
As of the date of these consolidated condensed interim financial statements, there is no uncertainty regarding events or conditions that may give rise to doubts about the possibility of the Group continuing to operate normally as a going concern.
(d)    Comparative information
Balances as of December 31, 2023 and September 30, 2023 exposed in these financial statements, for comparison purposes, arise from the Financial Statements as of those dates stated in closing currency.
Certain reclassifications have been made on the figures corresponding to the financial statements presented in comparative format in order to maintain consistency in the exposure with the figures for the current period.
(e)    New Accounting Standards
The accounting standards applied in the preparation and presentation of these consolidated condensed interim financial statements are consistent with those used in the financial statements corresponding to the last fiscal year ended December 31, 2023, except for the modifications detailed below:

Amendments to IAS 1 - Non-current Liabilities with Covenants
Item	The amendments clarify the manner in which the conditions to be met by the entity in the twelve months following the reporting period affect the classification into current and non-current liabilities. They would also improve the information provided by the entity related to liabilities under these conditions. After considering the new information, the Board decided to propose limited scope amendments as per IAS 1. The proposed amendments would specify that the conditions to be met by the entity in the twelve months following the reporting period do not affect the classification of current and non-current liabilities. Instead, entities would separately present, and disclose information about, non-current liabilities under these conditions. The proposed amendments would also defer the effective date of the 2020 amendments so that entities would not be required to change their assessment of liabilities classification before the proposed amendments come into force. The Board concluded that the proposed amendments would improve the information an entity provides when its right to defer settlement of a liability is subject to conditions to be met, in addition to addressing concerns raised in response to the Committee's provisional agenda decision.
Publication date	November, 2022
Effective date	As of January 2024
Impact	No significant impact on the Group's financial statements.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Amendments to IFRS 16 - Leaseback
Item	These amendments include requirements for sale-leaseback transactions in IFRS 16 in order to explain how an entity accounts for a sale leaseback after the transaction date. Sale-follow-lease transactions in which some or all of the lease payments are variable payments that do not depend on an index or rate are likely to be affected.
Publication date	September, 2022
Effective date	As of January 2024
Impact	No significant impact on the Group's financial statements.

Amendments to IAS 7 and IFRS 7 - Disclosures about Supplier Financing Arrangements (SFAs)
Item	These amendments include specific disclosures about vendor financing arrangements (SFAs) in order to assess how they affect an entity's liabilities, cash flows, and liquidity risk. As well as to increase the transparency of these agreements.
Publication date	May, 2023
Effective date	As of January 2024
Impact	No significant impact on the Group's financial statements.
(f)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments, and interpretations published that are detailed below have not yet come into force for the fiscal year commenced January 1, 2024, and have not been early adopted early by the Group:

Amendments to IAS 21: Lack of exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is exchangeable at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is exchangeable when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August, 2023
Effective date	As of January 2025, its early application is allowed.
Impact	The impact on the Group's financial statements is being evaluated.

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
Item	These amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain liabilities settled through an electronic cash transfer system; they also clarify and add guidance for evaluating whether a financial asset meets the criterion of generating solely payments of principal and interest (SPPI); add new disclosures for certain instruments under contractual terms that may change cash flows (such as some instruments characterized by being linked to the achievement of environmental, social and governance [ESG] objectives); and update disclosures for equity instruments designated at fair value through Other Comprehensive Income.
Publication date	May, 2024
Effective date	As of January 2026
Impact	No impact on the Group's financial statements.

IFRS 18: Presentation and Information to be Disclosed in the Financial Statements
Item	This new standard places special emphasis on the presentation of the Statement of Income. The new, essential concepts introduced by IFRS 18 relate to: The structure of the Statement of Income; disclosure requirements in the financial statements for certain management performance measures that are not reported in an entity's financial statements (i.e., performance measures defined by the companies' management); and improvements in the principles of aggregation and disaggregation of accounting items in the primary financial statements and the explanatory notes, in general.
Publication date	April, 2024
Effective date	Annual periods commenced as of January 2027. Early application is permitted.
Impact	The impact on the Group's financial statements is being evaluated.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

IFRS 19: Subsidiaries without Public Accountability - Disclosures
Item	This voluntary standard allows eligible subsidiaries to replace the disclosures required in each specific IFRS with reduced disclosures, also established in the standard. It seeks to balance the information needs of the users of the financial statements of these entities while saving costs for those responsible for preparing them. A subsidiary will be eligible if: it is under no public accountability; and its parent company presents consolidated financial statements for public use in compliance with IFRS standards.
Publication date	May, 2024
Effective date	January 2027. Early application is permitted.
Impact	The impact on the Group's financial statements is being evaluated.
There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.

NOTE 2. CRITICAL ACCOUNTING ESTIMATES AND POLICIES
The preparation of Consolidated Condensed Interim Financial Statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting standards to define the Group's accounting policies.
The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements, and which are essential to understand the underlying accounting/financial reporting risks.
a.    FAIR VALUE OF LEVEL 3 FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as level 3 are not listed in active markets and is therefore determined by using valuation techniques. The valuation of level 3 financial instruments involves one or more inputs which are unobservable and significant to their fair value measurement. The Group uses valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.
b.    VALUATION OF THE EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.
c.    IMPAIRMENT OF NON-FINANCIAL ASSETS
Intangible assets with finite useful lives and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions related to these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term, and whether there are factors or circumstances indicating impairment in the value of the assets that cannot be recovered.
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. The Group has concluded that there were no impairment indicators for any of the years reported in its consolidated financial statements.
d.    INCOME TAX AND DEFERRED TAX
Significant judgment is required when determining current and deferred tax assets and liabilities. The current income tax is accounted according to the amounts expected to be paid; while deferred income tax is accounted on the basis of temporary

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
differences between carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of their reversal.
A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.
Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. FAIR VALUES
The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the information used for their determination.
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices (not adjusted) as of the date of the reporting period. If the quoted price is available within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1.
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, derivatives available over-the-counter, is determined using valuation techniques that maximize the use of observable information. If all the relevant variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables to determine the price are not observable, the instrument will be valued in Level 3.
Fair Value Level 3: If one or more relevant variables are not based on observable market information, the instrument is included in Level 3.
Valuation Techniques
The valuation techniques to determine the Fair Value includes:
•Market prices or quotes for similar instruments.
•Determination of estimated current value of the instruments.
The valuation technique to determine the Level 2 fair value is based on information other than the quote price included in Level 1, which are directly observable for assets or liabilities, both directly (i.e., prices) and indirectly (i.e., deriving from prices).
Financial instruments classified as Level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach.
The valuation technique to determine the Level 3 fair value of financial instruments is based on the price drawn by the curve, which is a method that compares the spread between the sovereign bond curve and the average cut-off rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances throughout the month, the following variants will be used:
•secondary market prices of instruments under the same conditions, which had quoted in the evaluation month;
•bidding and/or secondary market prices of the previous month, which will be taken based on their representativeness;
•spread calculated in the previous month, and it will be applied to the sovereign curve, in accordance with their reasonableness;
•a specific margin is applied, defined according to historical yields of instruments under the same conditions, based on a substantiated justification.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
As stated above, the rates and spreads are determined to be used to discount the future cash flows and generate the instrument price.
All the modifications to the valuation methods are previously discussed and approved by the Group's key personnel.
The financial instruments of the group measured at fair value at the end of the period are detailed below:

Items	Level 1	Level 2	Level 3
Assets
Argentine Central Bank Bills(*)	97,886,162	333,331,534	—
Government Securities(*)	620,296,290	4,335,892	16,327,615
Corporate Securities(*)	21,399,968	337,832	1,974,385
Derivative Financial Instruments	—	6,523,967	—
Other Debt Securities(**)	656,027,979	—	—
Other Financial Assets	135,469,352	30,577	101,170
Loans and Other Financing	32,898,018	—	—
Financial Assets Pledged as Collateral	651,201,022	—	—
Investments in Equity Instruments	6,163,687	—	16,754,719
Total Assets	2,221,342,478	344,559,802	35,157,889
Liabilities
Liabilities at Fair Value through Profit or Loss	(5,357,923)	—	—
Derivative Financial Instruments	—	(29,212,121)	—
Total Liabilities	(5,357,923)	(29,212,121)	—
Total as of 09.30.24	2,215,984,555	315,347,681	35,157,889
(*) They are included in Debt Securities at Fair Value through Profit or Loss.
(**) For Government Securities at Fair Value through OCI.

Items	Level 1	Level 2	Level 3
Assets
Argentine Central Bank Bills(*)	—	—	—
Government Securities(*)	1,152,833,833	1,879,474	—
Corporate Securities(*)	50,881,503	961,239	500,278
Derivative Financial Instruments	41,638	71,096,852	—
Other Debt Securities(**)	20,872,896	22,120,930	—
Other Financial Assets	99,337,659	43,423	—
Loans and Other Financing	—	—	—
Financial Assets Pledged as Collateral	49,405,378	—	—
Investments in Equity Instruments	5,462,299	—	13,965,100
Total Assets	1,378,835,206	96,101,918	14,465,378
Liabilities
Liabilities at Fair Value through Profit or Loss	(99,752,488)	—	—
Derivative Financial Instruments	—	(24,670,981)	—
Total Liabilities	(99,752,488)	(24,670,981)	—
Total as of 12.31.23	1,279,082,718	71,430,937	14,465,378
(*) They are included in Debt Securities at Fair Value through Profit or Loss.
(**) For Government Securities at Fair Value through OCI.
The evolution of the instruments included in Level 3 fair value is detailed below:

Level 3	12.31.23	Transfers(*)	Recognition	Derecognition	Income	Inflation Effect	09.30.24
Government Securities	—	19,464,190	45,390	(816,615)	877,618	(3,242,968)	16,327,615
Corporate Securities	500,278	2,014,705	2,677,223	(2,508,889)	70,579	(779,511)	1,974,385
Other Financial Assets	—	—	101,170	—	—	—	101,170
Investments in Equity Instruments	13,965,100	—	2,512,413	(3,781,889)	12,888,789	(8,829,694)	16,754,719
Total	14,465,378	21,478,895	5,336,196	(7,107,393)	13,836,986	(12,852,173)	35,157,889

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Transfers occurred because: the instruments without observable valuation prices at the closing of the period were reclassified to Level 3, for a total amount of Ps. 22,181,233; the instruments with observable market quotes at the closing of the period were reclassified to Level 1 from Level 3, for a total amount of Ps. (231,165); and the instruments in Level 3, which, at the closing of the period, were valued by accruing the last market IRR in order to obtain a representative price, were reclassified to Level 2, for a total amount of Ps. (471,173).

Level 3	12.31.22	Transfers(*)	Recognition	Derecognition	Income	Inflation Effect	09.30.23
Government Securities	—	5,543,268	2,140,911	(10,049,842)	3,226,815	(861,152)	—
Corporate Securities	3,921,594	3,742,181	20,023,646	(19,231,612)	2,720,250	(10,675,781)	500,278
Investments in Equity Instruments	13,373,265	—	1,620,582	(5,254,776)	20,642,213	(16,416,184)	13,965,100
Total	17,294,859	9,285,449	23,785,139	(34,536,230)	26,589,278	(27,953,117)	14,465,378
Transfers occurred because: the instruments without observable valuation prices at the closing of the period were reclassified to Level 3, for a total amount of Ps.5,937,824; the instruments with observable market quotes at the closing of the period were reclassified to Level 1 from Level 3, for a total amount of Ps. (752,199); and the instruments in Level 3, which, at the closing of the period, were valued by accruing the last market IRR in order to obtain a representative price, were reclassified to Level 2, for a total amount of Ps.4,099,824.
The comparison between the book value and the fair value of the main assets and liabilities recorded at amortized cost at period closing is detailed below:

Items Assets/Liabilities at closing	Book value	Fair value	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and Due from Banks	6,747,884,353	6,747,884,353	6,747,884,353	—	—
Repurchase Transactions	—	—	—	—	—
Loans and Other Financing	8,694,798,958	8,697,906,207	—	—	8,697,906,207
Other Financial Assets	483,111,128	500,078,595	453,233,137	—	46,845,458
Other Debt Securities	2,608,108,340	2,379,076,193	1,769,978,081	—	609,098,112
Financial Assets Pledged as Collateral	562,480,805	540,764,578	540,764,578	—	—
Liabilities
Deposits	13,703,215,305	13,701,853,668	—	—	13,701,853,668
Repurchase Transactions	43,568,267	641,177,404	641,177,404	—	—
Financing from the Argentine Central Bank and Other Financial Institutions	266,868,382	237,892,326	—	—	237,892,326
Issued Debt Securities	194,294,170	192,633,264	181,019,493	—	11,613,771
Subordinated Debt Securities	245,154,965	243,584,927	—	—	243,584,927
Other Financial Liabilities	3,219,072,518	2,601,492,279	—	—	2,601,492,279

NOTE 4. CASH AND CASH EQUIVALENTS
The items of cash and cash equivalents are detailed below:

Item	09.30.24	12.31.23	09.30.23	12.31.22
Net Cash and Due from Banks from Operations Pending Settlement in Foreign Currency	6,747,884,353	4,023,323,415	2,287,359,113	2,809,407,081
Active Repo Transactions Debtors(1)	—	2,339,600,525	1,172,582,977	722,417,088
Loans to Financial Institutions(2)	46,261,780	12,094,856	12,051,045	33,073,656
Overnight Placements in Foreign Banks(2)	83,981,519	35,436,960	77,441,242	158,134,658
Investment Mutual Funds (Money Market)(3)	92,256,766	98,343,703	76,639,863	66,283,444
Government Securities Maturing up to 90 days(4)	—	53,506,335	3,125,745,774	4,520,733,942
Time Deposits(3)	—	23,795,580	24,000,996	18,388,514
Transactions for Cash Sales of Government Securities to be settled with the B.C.R.A. (3)	652,082,916	—	—	—
Total Cash and Cash Equivalents	7,622,467,334	6,586,101,374	6,775,821,010	8,328,438,383
(1) They are included in the “Repurchase Transactions” item.
(2) They are included in the “Loans and Other Financing - Other Financial Institutions” item.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(3) They are included in the “Other Financial Assets” item.
(4) They are included in the “Debt Securities at Fair Value through Profit or Loss” item.
The reconciliation of financing activities as of September 30, 2024 and September 30, 2023 is presented below:

Item	Balances as of 12.31.23	Cash flow payments	Cash flow receipts	Other movements	Balances as of 09.30.24
Dividends payable	—	(569,245,148)	—	569,245,148	—
Lease Liabilities	59,387,390	(8,325,262)	—	(13,295,503)	37,766,625
Debt Securities	186,896,801	(147,580,752)	211,642,763	(56,664,642)	194,294,170
Subordinated Debt Securities	414,476,406	—	—	(169,321,441)	245,154,965
Financing Received from the Argentine Central Bank and Other Financial Institutions	278,441,132	(544,068,939)	611,249,846	(78,753,657)	266,868,382
Total	939,201,729	(1,269,220,101)	822,892,609	251,209,905	744,084,142

Item	Balances as of 12.31.22	Cash flow payments	Cash flow receipts	Other movements	Balances as of 09.30.23
Dividends payable	—	(362,813,644)	—	362,813,644	—
Lease Liabilities	48,182,059	(10,134,919)	—	6,499,095	44,546,235
Debt Securities	422,488,866	(265,767,216)	139,605,860	(61,040,525)	235,286,985
Subordinated Debt Securities	285,024,674	—	—	(12,712,536)	272,312,138
Financing Received from the Argentine Central Bank and Other Financial Institutions	235,214,442	(459,349,890)	507,620,720	(18,689,228)	264,796,044
Total	990,910,041	(1,098,065,669)	647,226,580	276,870,450	816,941,402
Related party information is disclosed in Note 35.

NOTE 5. OTHER FINANCIAL ASSETS
As of period closing, the balances of Other Financial Assets correspond to:

Item	09.30.24	12.31.23
Receivables from Spot Sales of Foreign Currency Pending Settlement	8,524,873	23,446,577
Receivables from Spot Sales of Government Securities Pending Settlement	340,961,314	64,254,638
Sundry Debtors	103,725,033	139,452,502
Mutual Funds	135,410,532	99,269,365
Premiums for Financial Collateral Contracts	9,360,282	11,199,208
Interest Accrued Receivable	20,835,222	22,898,599
Fiduciary Participation Certificates	190,567	111,718
Balances from Claims Pending Recovery	39,866	7,910
Others	363,859	—
Minus: Allowance for Loan Losses	(699,321)	(1,145,595)
Total	618,712,227	359,494,922
Related party information is disclosed in Note 35.
Changes in Allowance for Loan Losses for other financial assets are disclosed in Schedule R.

NOTE 6. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of period closing is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	09.30.24	12.31.23
Non-Financial Public Sector	2,425,675	928,980
Argentine Central Bank	—	82,237
Financial Institutions	74,993,557	55,028,589
Loans	74,993,557	55,028,589
Non-Financial Private Sector and Residents Abroad	9,084,432,122	6,422,064,286
Loans	8,897,489,134	6,195,776,833
Advances	317,408,877	241,596,034
Overdrafts	2,300,276,374	1,418,845,984
Mortgage	117,391,819	76,431,093
Pledges	154,260,883	90,897,588
Personal	1,113,923,080	515,494,913
Credit cards	4,280,617,920	3,440,923,015
Other Loans	257,677,561	100,050,011
Accrued Interest, Adjustments and Exchange Rate Differences on Foreign	376,093,686	337,843,627
Documented Interests	(20,161,066)	(26,305,432)
Finance Leases	17,153,812	12,887,521
Other Financing	169,789,176	213,399,932
Less: Allowances	(434,154,378)	(268,459,417)
Total	8,727,696,976	6,209,644,675
The classification of Loans and Other Financing, by status and guarantees received, is shown in detail in Schedule B.
The concentration of Loans and Other Financing is detailed in Schedule C.
The breakdown per terms of Loans and Other Financing is detailed in Schedule D.
Changes in the Allowance for Loan Losses and Other Financing are detailed in Schedule R.
Related party information is disclosed in Note 35.

NOTE 7. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the period/fiscal year under analysis are detailed below:

Item	09.30.24	12.31.23
Deposits as Collateral	910,498,756	578,177,559
Special Accounts as Collateral: Argentine Central Bank	225,710,492	197,498,064
Forward Purchases of Monetary Regulation Instruments	77,529,934	94,275,958
Less: Allowances	(57,355)	(14,512)
Total	1,213,681,827	869,937,069
Restricted availability assets are detailed in Note 36.2.

NOTE 8. INVESTMENTS IN EQUITY INSTRUMENTS
The Group's Investments in Equity Instruments are detailed in Schedule A.

NOTE 9. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
9.1.    Consolidated Companies
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

	09.30.24		12.31.23
Company	Direct and Indirect Holding	Interest	Direct and Indirect Holding	Interest
Agri Tech Investments Argentina S.A.U.	199,937	100%	199,937	100%
Agri Tech Investments LLC	100	100%	100	100%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	100%	668,549,353	100%
Galicia Asset Management S.A.U.	20,000	100%	20,000	100%
Galicia Broker Asesores de Seguros S.A.	71,310	100%	71,310	100%
Galicia Capital US LLC	1,000	100%	1,000	100%
Galicia Holdings US Inc.	1,000	100%	1,000	100%
Galicia Investments LLC	100	100%	100	100%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	100%	27,727,278	100%
Galicia Securities S.A.U.	95,392,000	100%	95,392,000	100%
Galicia Seguros S.A.U.	1,830,887	100%	1,830,887	100%
Galicia Ventures LP	1,000	100%	1,000	100%
Galicia Warrants S.A.	1,000,000	100%	1,000,000	100%
Nera Uruguay S.A.	30,133	100%	10,000	100%
Nera Paraguay S.A.	1,000	100%	—	—%
IGAM LLC	100	100%	100	100%
INVIU S.A.U.	809,611,333	100%	809,611,333	100%
INVIU Capital Markets Limited	1	100%	1	100%
INVIU Manager Investment Ltd.	1	100%	0	—%
INVIU México S.A.P.I. de C.V.	1,500	100%	0	—%
INVIU Perú S.A.B. S.A.C.	2,439,992	99%	0	—%
INVIU Technology Limited	1	100%	1	100%
INVIU Uruguay Agente de Valores S.A.U.	300,000,000	100%	300,000,000	100%
Vestly Asset Management LLC	100	100%	0	—%
Vestly México S.A. de C.V.	1,500	100%	0	—%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	100%	1,712,567,500	100%
Sudamericana Holding S.A.	32,717,429	100%	32,717,429	100%
Sudamericana Seguros Galicia S.A. (ex Seguros SURA S.A.) (*)	4,512,697,946	99%	4,512,697,946	99%
Tarjeta Naranja S.A.U.	2,896	100%	2,896	100%
Tarjetas Regionales S.A.	1,756,704,458	100%	1,756,704,458	100%
Well Assistance S.A.U.	100,000	100%	100,000	100%
(*) At the date of issuance of these Financial Statements, the change of name is pending approval by the Argentine Superintendency of Insurance.
Basic information related to the consolidated companies as of September 30, 2024 is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Assets	Liabilities	Shareholders´ Equity	Net Income (Loss)(*)
Agri Tech Investments Argentina S.A.U.	3,146,790	1,601,991	1,544,799	(2,902,535)
Agri Tech Investments LLC	1,641,917	132,959	1,508,958	(1,809,766)
Banco de Galicia y Buenos Aires S.A.U.	19,114,594,274	15,548,002,226	3,566,592,048	751,585,803
Galicia Asset Management S.A.U.	50,219,242	18,485,886	31,733,356	45,327,929
Galicia Broker Asesores de Seguros S.A.	3,180,108	1,438,896	1,741,212	1,581,361
Galicia Capital US LLC	3,854,431	1,243,850	2,610,581	(641,539)
Galicia Holdings US Inc.	3,894,981	—	3,894,981	(1,223,334)
Galicia Investments LLC	21,953	—	21,953	(10,641)
Galicia Retiro Compañía de Seguros S.A.U.	5,618,108	4,527,277	1,090,831	(476,104)
Galicia Securities S.A.U.	156,001,468	125,766,605	30,234,863	18,013,750
Galicia Seguros S.A.U.	34,467,797	15,393,040	19,074,757	(719,493)
Galicia Ventures LP	2,195,317	—	2,195,317	(927,563)
Galicia Warrants S.A.	11,195,481	3,729,484	7,465,997	558,317
Nera Uruguay S.A.	12,455	22,376	(9,921)	(9,472)
Nera Paraguay S.A.	132,959	—	132,959	(23,145)
IGAM LLC	20,130,681	2,750	20,127,931	(9,727,366)
INVIU S.A.U.	120,254,784	110,453,785	9,800,999	(5,821,328)
INVIU Capital Markets Limited	2,129,042	195,312	1,933,730	51,019
INVIU Management Investment Ltd.	37,851	25,811	12,040	(9,291)
INVIU México S.A.P.I. de C.V.	73	—	73	62
INVIU Perú S.A.B. S.A.C.	641,387	—	641,387	4,734
INVIU Technology Limited	658,354	603,719	54,635	49,385
INVIU Uruguay Agente de Valores S.A.U.	2,865,191	1,734,917	1,130,274	(280,616)
Vestly Asset Management LLC	97	—	97	9
Vestly México S.A. de C.V.	70	—	70	60
Naranja Digital Compañía Financiera S.A.U.	849,038,439	775,308,947	73,729,492	42,925,514
Sudamericana Holding S.A.	35,660,850	52,617	35,608,233	(17,325,607)
Sudamericana Seguros Galicia S.A. (ex Seguros SURA S.A.)	226,941,682	214,601,138	12,340,544	(19,135,953)
Tarjeta Naranja S.A.U.	2,718,935,903	2,129,387,775	589,548,128	148,837,314
Tarjetas Regionales S.A.	704,747,693	13,472	704,734,221	191,546,346
Well Assistance S.A.U.	47,108	26,685	20,423	15,641
(*) Income attributable to the shareholders of the parent.
(**) At the date of issuance of these Financial Statements, the change of name is pending approval by the Argentine Superintendency of Insurance.
Participation in other controlled companies
On June 23, 2023, Agri Tech Investments LLC acquired all the shares of Nera Uruguay S.A. (formerly Halsiuk S.A.), a company based in the Oriental Republic of Uruguay (ROU), in order to expand the platform's operations regionally.
Likewise, on April 20, 2024, Agri Tech Investments LLC incorporated a company named Nera Paraguay S.A., in the Republic of Paraguay.
During the first quarter of 2023, the Board of Directors of Grupo Financiero Galicia S.A. decided to create two companies, Galicia Investments LLC in the state of Delaware, in the United States of America, and Galicia Ventures LP in Ontario, Canada, in order to facilitate the investment initiatives within the open innovation and corporate venturing program.
On October 23, 2023, the Board of Directors of the Company decided to create two companies in the United States of America, Galicia Holdings US Inc. in the state of Delaware, controlling Galicia Capital US LLC, in the state of Florida, a company aimed at attracting new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
IGAM LLC, in order to expand its regional presence and strengthen its asset management and financial services capabilities in Latin America, resolved to create the following companies: INVIU Mexico, SAPI de C.V., Vestly Mexico, SA de C.V., INVIU Management Investment Ltd., Vestly Asset Management LLC and INVIU Peru SAB SAC.
Business Combination
Sudamericana Seguros Galicia S.A. (formerly Seguros Sura S.A.)

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
On August 11, 2023 Sudamericana Holding S.A. entered into a share purchase agreement with Suramericana S.A. and Santa María del Sol S.A.U. (collectively “the seller”), whereby they agreed to sell their entire shareholding in Seguros Sura S.A. after approval of such transaction by the Argentine Superintendency of Insurance (Superintendencia de Seguros de la Nación, SSN).
On September 21, 2023, the SSN approved the transaction and, as a consequence, on October 11, 2023, it was materialized through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Argentine pesos) and with one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia (formerly Seguros Sura S.A.).
The acquiree company is an insurance company that offers insurance solutions and services for individuals and families, large companies, and the agricultural and livestock segment, served by a broad network of insurance advisors who make it possible to achieve more than half of the insurer's turnover. The incorporation of the aforementioned company complements the marketing of insurance, which until now was only channeled through the Bank. Seguros Sura S.A. has 775,000 customers and 13 branch offices in the country and a network of approximately 5,000 insurance producers.
HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A.
On April 9, 2024, Banco Galicia together with Grupo Financiero Galicia S.A. entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”) pursuant to which they will simultaneously acquire the equity interests that HLA currently holds directly in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the “Direct Equity Interests”).
Banco Galicia will be the purchaser of 57.89% of the Direct Equity Interests, and Grupo Financiero Galicia S.A. will be the purchaser of the remaining 42.11%.
Banco Galicia and Grupo Financiero Galicia S.A. simultaneously acquire, directly and indirectly, 99.99383% of the capital stock and voting rights of HSBC Bank Argentina S.A., and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
The price for the acquisition of the aforementioned shares was set at US$ 475,000,000. The Bank will pay a value equivalent to US$ 274,977,500, while Grupo Financiero Galicia S.A. will pay with Class B shares to be issued in favor of HLA (represented in American Depositary Receipts [“ADRs”]) for a value equivalent to US$ 200,022,500. This price is subject to adjustments based on the parameters established in the Agreement, which are customary in this type of transactions.
On September 12, 2024, the Argentine Central Bank notified us of Resolution No. 309, whereby it resolved to approve the acquisition by Banco Galicia and Grupo Financiero Galicia S.A. of the previously mentioned equity stake, instrumented through the share purchase and sale agreement.
9.2.    Investments in associates
Banco Galicia, together with other financial institutions, has formed a company named Play Digital S.A. which corporate purpose is to develop and market a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. The Board of Directors of said company is composed of key personnel of Banco Galicia; therefore, as it has significant influence, it is valued using the equity method.

Company	Interest %	Location	09.30.24	12.31.23
Play Digital S.A.	14.4770%	City of Buenos Aires	2,704,791	5,342,615
The changes of said investment are as follows:

Company	12.31.23	Purchases and Contributions	Share profit	09.30.24
Play Digital S.A.	5,342,615	953,786	(3,591,610)	2,704,791
Total	5,342,615	953,786	(3,591,610)	2,704,791
Basic information related to the associate Play Digital S.A. as of June 30, 2024, stated in closing currency, is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Assets	Liabilities	Shareholders´ Equity	Income
Play Digital S.A.	30,079,288	17,984,208	12,095,080	(8,369,214)

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The changes in Property, Plant and Equipment are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years			Additions	Disposals	Transfers	Depreciation					Net Book Value as of
								Accumulated	Transfers	Derecognition	For the fiscal year	At closing	09.30.24	12.31.23
Measurement at Cost
Real Property	614,486,433	50			2,663,639	—	7,774,717	(97,048,512)	242,747	—	(9,649,548)	(106,455,313)	518,469,476	517,437,921
Furniture and Facilities	156,222,131	10			5,814,844	(234,324)	2,486,639	(113,347,476)	(793,995)	110,462	(7,247,139)	(121,278,148)	43,011,142	42,874,655
Machines and Equipment	401,203,496	3	and	5	43,034,432	(6,538,743)	3,259,198	(318,465,796)	(2,211,359)	5,828,874	(30,891,125)	(345,739,406)	95,218,977	82,737,700
Vehicles	6,879,629	5			884,363	(812,963)	617,206	(3,619,946)	(690,365)	608,578	(843,703)	(4,545,436)	3,022,799	3,259,683
Right of Use of Real Property (**)	115,857,477	(*)			4,890,221	(211,985)	—	(80,025,283)	—	1,030,092	(8,149,424)	(87,144,615)	33,391,098	35,832,194
Sundry	53,345,562	5	and	10	32,023	(1,136,218)	1,857,166	(38,512,468)	(649,040)	960,264	(2,681,611)	(40,882,855)	13,215,678	14,833,094
Work in Progress	19,159,515	0			24,387,351	(167,750)	(12,969,980)	—	—	—	—	—	30,409,136	19,159,515
Total	1,367,154,243				81,706,873	(9,101,983)	3,024,946	(651,019,481)	(4,102,012)	8,538,270	(59,462,550)	(706,045,773)	736,738,306	716,134,762
(*) The useful lifetime of the right of use of real property is individually defined, based on each lease agreement.
(**) The addition of contracts for rights of use of real property generates a liability for leases payable. See Note 15.
The changes in investment properties are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years	Additions	Derecognition	Transfers	Depreciation					Net Book Value as of
						Accumulated	Transfers	Derecognition	For the fiscal year	At closing	09.30.24	12.31.23
Measurement at Cost
Real Property	12,492,144	50	—	—	424	(1,804,478)	(2,040)	—	(174,740)	(1,981,258)	10,511,310	10,687,666
Total	12,492,144		—	—	424	(1,804,478)	(2,040)	—	(174,740)	(1,981,258)	10,511,310	10,687,666
The book values of the assets do not exceed the recoverable values.
The investment properties are included in Other Non-financial Assets.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 11. INTANGIBLE ASSETS
The changes in Intangible Assets are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years		Additions	Derecognition	Transfers	Depreciation					Net Book Value as of
							Accumulated	Transfers	Derecognition	For the fiscal year	At closing	09.30.24	12.31.23
Measurement at Cost
Licenses and Patents	251,155,943	5		14,023,144	(118,166)	1,394,406	(181,288,500)	5,317	(28,185,666)	(1,115,033)	(210,583,882)	55,871,445	69,867,443
Other Intangible Assets	366,186,641	5	(*)	38,959,980	—	(6,289)	(186,870,169)	—	(29,093,550)	—	(215,963,719)	189,176,613	179,316,472
Total	617,342,584			52,983,124	(118,166)	1,388,117	(368,158,669)	5,317	(57,279,216)	(1,115,033)	(426,547,601)	245,048,058	249,183,915
(*) The estimated useful lifetime may vary based on the analysis of the useful lifetime of each asset.
The book values of Intangible Assets do not exceed the recoverable values.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 12. ASSETS/LIABILITIES FROM INSURANCE AND REINSURANCE CONTRACTS
The Assets and Liabilities related to insurance contracts, at period/fiscal year closing, are detailed below:

Item	09.30.24	12.31.23
Insurance contract assets	18,941,639	19,798,609
Insurance contract liabilities	(179,418,333)	(213,072,128)
Liabilities for remaining coverage	36,799,499	39,949,609
Estimates of the present value of cash flows	(4,475,824)	(3,699,921)
Risk adjustment	(192,180)	(175,337)
Cost service margin	(1,715,715)	(2,574,959)
Premium reserve - Simplified Model	43,183,218	46,399,826
Liabilities for incurred claims	(197,276,193)	(233,223,128)
Estimates of the present value of cash flows	(193,646,997)	(229,691,117)
Risk adjustment	(3,629,196)	(3,532,011)
Reinsurance contract assets	49,138,564	57,684,449
Reinsurance contract liabilities	(918,578)	(4,361,482)
Liabilities for remaining coverage	16,783,190	8,709,131
Premium reserve - Simplified Model	16,783,190	8,709,131
Liabilities for incurred claims	31,436,796	44,613,836
Estimates of the present value of cash flows	31,204,235	44,480,361
Risk adjustment	232,561	133,475

NOTE 13. NON-CURRENT ASSETS HELD FOR SALE
The Group has classified the following assets as Assets Held for Sale and Discontinued Operations:

Item	09.30.24	12.31.23
Real Property	19,114	151,024
Total	19,114	151,024

NOTE 14. DEPOSITS
The composition of Deposits at period/fiscal year closing is detailed below:

Item	09.30.24	12.31.23
In Argentine pesos	7,434,440,578	7,885,200,814
Checking Accounts	1,094,790,709	1,335,072,669
Savings Accounts	3,123,314,548	3,591,992,995
Time Deposits	2,865,131,156	1,966,302,648
Time Deposits - Units of Purchasing Value	93,390,402	82,417,017
Others	67,796,004	614,937,968
Interest and Adjustments	190,017,759	294,477,517
In Foreign Currency	6,268,774,727	3,620,595,729
Savings Accounts	5,805,625,041	3,210,761,437
Time Deposits	451,593,449	372,960,344
Others	10,276,597	36,054,052
Interest and Adjustments	1,279,640	819,896
Total	13,703,215,305	11,505,796,543
The concentration of Deposits is detailed in Schedule H.
The breakdown of Deposits for remaining terms is detailed in Schedule I.
Related party information is disclosed in Note 35.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 15. OTHER FINANCIAL LIABILITIES
The item composition at period/fiscal year closing is detailed below.

Item	09.30.24	12.31.23
Creditors for Purchases with Pending Settlement	25,240,645	33,611,229
Collections and Other Transactions on Behalf of Third Parties	214,963,948	264,051,994
Obligations for Purchase Financing	1,912,717,609	1,504,813,962
Creditors for Purchase of Foreign Currency with Pending Settlement	5,845,422	73,522,165
Accrued Fees Payable	24,645,773	20,389,346
Sundry Items subject to Minimum Cash	676,216,112	34,475,566
Sundry Items Not Subject to Minimum Cash	305,570,395	559,356,180
Leases Payable	37,766,625	59,387,390
Financial Liabilities for Guarantees and Sureties Granted (Financial Collateral Contracts)	11,384,310	13,729,145
Cash and Cash Equivalents for Spot Purchases or Sales Pending Settlement	4,059,755	780,598
Other Financial Liabilities	661,924	2,671,607
Total	3,219,072,518	2,566,789,182
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 16. FINANCING FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The item composition at period/fiscal year closing is detailed below.

Item	09.30.24	12.31.23
Argentine Central Bank Financing	286,803	388,856
Correspondent's Office	15,343,776	2,044,823
Local Financial Institutions Financing	236,562,027	205,658,682
Foreign Financial Institutions Financing	13,402,002	62,620,904
International Institutions Financing	1,273,774	7,727,867
Total	266,868,382	278,441,132
The breakdown of Financing from the Argentine Central Bank and other Financial Institutions per remaining terms is detailed in Schedule I.

NOTE 17. ISSUED DEBT SECURITIES
The current Global Issuance Programs for Debt Securities are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Authorized Amount(*)		Type of Debt Security	Program Term	Approval Date by the S. Meeting/Board of Directors	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple, non- convertible into shares	5 years	03.09.09 ratified on 08.02.12	Resolution No. 16,113 dated 04.29.09 and extended by: Resolution No. 17,343 dated 05.08.14, Resolution No. DI-2019-63-APN- GE#CNV dated 08.06.19 and Resolution N° DI-2024-47-APN-GE#CNV dated 06.18.24. Authorization of Increase, Resolution No. 17,064 dated 04.25.13.
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple, non- convertible into shares, subordinated or not, adjustable or not, with or without	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15,228 dated 11.04.05 and extended by Resolution No. 16,454 dated 11.11.10, Resolution No. 17,883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17,883 dated 11.20.15, No. 18,081 dated 06.10.16, No. 18,840 dated 01.26.17 and No. 19,520 dated 05.17.18.
Banco de Galicia y Buenos Aires S.A.U.	US$	1,000,000	Simple, non- convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN- DIR#CNV, dated 11.13.19 of the CNV’s Board of Directors. Decrease of the amount approved by Resolution No. DI-2023-23-APN-GE#CNV dated 05.24.23. Increase of the amount approved by Resolution No. DI-2024-23-APN-GE#CNV dated 04.26.24.
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple, non- convertible into shares	5 years	03.08.12	Resolution No. 15,220 dated 07.14.05 and extended by Resolution No. 17,676 dated 05.21.15 and Regulation No. DI2020-20- APNGE#CNV dated 03.18.20. Increase in the amount approved by Resolutions No. 15,361 dated 03.23.06, No. 15,785 dated 11.16.07, No. 16,571 dated 05.24.11, No. 16,822 dated 05.23.12 and 19,508 dated 05.10.18.
Tarjeta Naranja S.A.U.	US$	250,000	Simple, non- convertible into shares	—	05.19.22	Frequent Issuer Registration granted by Provision No. DI-2022-39-APN-GE#CNV dated 07.22.22
(*) Or its equivalent in any other currency.
Among the Global Programs detailed in the preceding chart, the following issuances of Issued Non- subordinated Debt securities, net of repurchase of own Debt Securities, are effective as of September 30, 2024:

Company	Placement Date	Class No.	Face Value	Term	Maturity Date	Rate		Book value (*) at 09.30.24
In Argentine pesos
Banco de Galicia y Bs.As. S.A.U.	09.17.24	XIV	44,640,963	6 months	05.08.25	Badlar +	4.50%	42,901,831
Banco de Galicia y Bs.As. S.A.U.	09.17.24	XV	42,106,850	6 months	03.31.25	Badlar +	3.95%	42,726,539
Tarjeta Naranja S.A.U.	11.03.23	LX	27,381,323	366 days	11.03.24	Badlar +	5.00%	28,389,339
Tarjeta Naranja S.A.U.	02.05.24	LXI	35,000,000	366 days	02.05.25	Badlar +	3.50%	36,509,737
Tarjeta Naranja S.A.U.	08.26.24	LXII	35,000,000	270 days	05.23.25	Badlar +	5.50%	31,142,060
Total								181,669,506
(*) Includes principal and interest.
Among the Global Programs detailed in the preceding chart, the following issuances of Issued Non- subordinated Debt Securities, net of repurchase of own Debt Securities, were effective as of December 31, 2023:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Placement Date	Class No.	Face Value	Term	Maturity Date	Rate		Book value (*) at 12.31.23
In Argentine pesos
Tarjeta Naranja S.A.U.	01.31.22	LI Serie II	3,284,942	730 days	01.31.24	Badlar +	6.00%	5,549,687
Tarjeta Naranja S.A.U.	04.07.22	LIII Serie II	4,192,612	730 days	04.07.24	Badlar +	5.25%	7,510,051
Tarjeta Naranja S.A.U.	07.05.22	LIV Serie II	4,779,859	730 days	07.05.24	Badlar +	4.99%	12,448,524
Tarjeta Naranja S.A.U.	08.09.22	LV Serie II	10,141,234	548 days	02.09.24	Badlar +	3.00%	12,489,778
Tarjeta Naranja S.A.U.	02.03.23	LVII	12,512,200	365 days	02.03.24	Badlar +	4.50%	22,434,392
Tarjeta Naranja S.A.U.	04.27.23	LVIII	12,214,678	366 days	04.27.24	Badlar +	5.00%	9,355,914
Tarjeta Naranja S.A.U.	07.27.23	LIX	12,072,087	366 days	07.27.24	Badlar +	5.00%	25,150,161
Tarjeta Naranja S.A.U.	11.03.23	LX	27,381,323	366 days	11.03.24	Badlar +	5.00%	48,304,758
In foreign Currency
Tarjeta Naranja S.A.U.	03.22.22	LII	7,500	770 days	04.30.24		5.00%	12,334,506
Total								155,577,771
(*) Includes principal and interest.
Debt securities with no public offering:
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of September 30, 2024, its book value amounts to Ps. 12,624,664, while as of December 31, 2023, its book value amounted to Ps. 31,319,030, and are recorded under the Debt Securities item.
The repurchases of own Debt securities as of the indicated dates are detailed below:

Company	Class No.	NV as of 09.30.24	Book value (*) at 09.30.24
Banco de Galicia y Bs.As. S.A.U.	XIV	1,600,000	1,686,581
Tarjeta Naranja S.A.U.	LX	951,541	1,009,818
Tarjeta Naranja S.A.U.	LXI	804,310	819,771
Tarjeta Naranja S.A.U.	LXII	27,871	28,710
Total			3,544,880
(*) Includes principal and interest.

Company	Class No.	NV as of 12.31.23	Book value (*) at 12.31.23
Tarjeta Naranja S.A.U.	LI Serie II	97,911	236,626
Tarjeta Naranja S.A.U.	LIII Serie II	50,000	130,110
Tarjeta Naranja S.A.U.	LIV Serie II	83,000	215,677
Tarjeta Naranja S.A.U.	LV Serie II	50,000	116,756
Tarjeta Naranja S.A.U.	LVII	50,000	118,429
Tarjeta Naranja S.A.U.	LVIII	49,625	120,680
Tarjeta Naranja S.A.U.	LIX	2,026,703	4,937,834
Tarjeta Naranja S.A.U.	LX	7,665,541	18,349,570
Total			24,225,682
(*) Includes principal and interest.
Related party information is disclosed in Note 35.
The issuance of Debt Securities with remaining terms is detailed in Schedule I.

NOTE 18. NET CURRENT INCOME TAX LIABILITIES
The balances recorded in these items correspond to the amount of the income tax provision, net of advances made and other credits on account of this tax.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Tax Inflation Adjustment
Law 27,430 introduced a modification in which it established that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Law, for the purpose of determining the taxable net earnings, should deduct or incorporate to the tax income of the fiscal year being settled, the tax inflation adjustment. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled.
Tax Rate
On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a structure of staggered rates for income tax with three segments in relation to the level of accumulated taxable net earnings, applicable for the years fiscal years started on or after January 1, 2021, inclusive. The rates within this procedure are as follows:
For fiscal years commenced from 01.01.24 through 12.31.24:

Accumulated Taxable Net Earnings		Ps. Payable	Plus %	On the excess of Ps.
More than Ps.	To Ps.
—	34,704	—	25%	—
34,704	347,035	8,676	30%	34,704
347,035	Onwards	102,375	35%	347,035
For fiscal years commenced from 01.01.23 through 12.31.23:

Accumulated Taxable Net Earnings		Ps. Payable	Plus %	On the excess of Ps.
More than Ps.	To Ps.
—	14,301	—	25%	—
14,301	143,012	3,575	30%	14,301
143,012	Onwards	42,189	35%	143,012
The amounts provided for above will be adjusted annually based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
The Group has recorded in these financial statements the impacts generated by this change.
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

NOTE 19. SUBORDINATED DEBT SECURITIES
Among the Global Programs detailed in Note 17, at the closing of the period/fiscal year, the following issuances of issued Subordinated Debt Securities, non-convertible into shares, are in force:

Company	Placement Date	Currency	Class No.	NV	Term		Maturity Date	Rate	Issuance Authorized by CNV	Book value (*) at 09.30.24	Book value (*) at 12.31.23
Banco Galicia	07.19.16	US$	II	250,000	120 months	(1)	07.19.26	(2)	06.23.16	245,154,965	414,476,406
(*) Includes principal and interest.
(1) The amortization will be made in full at maturity, on July 19, 2026, net of expenses, unless they are redeemed in full, at the issuer's option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2) Annual fixed rate of 8.25% from the date of issuance until July 19, 2021, this date included, and margin to be added to the Benchmark Readjustment annual nominal rate of 7.156% until the maturity date. Said interest agreed upon will be paid semiannually, on January 19 and July 19 from 2017 onwards.
The repurchases of own Debt securities as of the indicated dates are detailed below:

Company	Class No.	NV as of 12.31.23	Book value (*) at 12.31.23
Banco Galicia	II	2,000,000	4,382,966
Total		2,000,000	4,382,966

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(*) Includes principal and interest.
Related party information is disclosed in Note 35.
The issuance of Subordinated Debt Securities with remaining terms is detailed in Schedule I.

NOTE 20. SHAREHOLDERS' EQUITY
Capital Stock
As of September 30, 2024, the capital stock amounts to Ps. 1,474,692, which is subscribed and paid in. It is composed of 281,221,650 class “A” ordinary shares with a par value of Ps. 1 each and 5 votes per share and 1,193,470,441 class “B” ordinary shares with a par value of Ps. 1 each and 1 vote per share, not having undergone modifications during the last three fiscal years.
The Ordinary and Extraordinary Shareholders' Meeting held on August 20, 2024, resolved, among other points:
•To approve a first capital increase up to a maximum amount of Ps. 115,582 nominal value and the issuance of up to 115,582,280 common shares, class B, par value Ps. 1 (figure expressed in Argentine pesos) and one vote per share, with the right to dividends as from the date of issuance. The shares will be paid in kind.
•To approve a second capital increase that, together with the first increase, may not exceed $162,034 nominal value and the issuance of up to 162,035,894 ordinary shares, Class B, with a nominal value of $1 (amount expressed in Argentine pesos) and one vote per share (representing, together with the shares from the first increase, up to 10.99% of the current share capital and up to 9.9% of the new capital resulting after the two increases), with the right to receive dividends as from the date of issuance. The shares may be paid in cash in U.S. dollars or through the capitalization of the Company's debt. In addition, with respect to this second increase, it was resolved to approve the reduction of the period for exercising preemptive subscription rights and to increase up to the legal minimum.
On October 17, 2024, the CNV, through Resolution Number: RESFC-2024-22904-APN-DIR#CNV, authorized the Company to make a Public Offering of NV 115,582,280 ordinary, book-entry, Class "B" shares, with a nominal value of $1 (amount expressed in Argentine pesos) and one vote per share, representing NV $115,582,280 (amount expressed in Argentine pesos), in consideration of the subscription of shares with a premium, with the right to receive dividends from the time of issuance under the same conditions as the shares issued and outstanding at the time of issuance.
There are no own shares in the Company's portfolio.
In Argentina, the Company's shares are quoted in Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE). Likewise, the shares are listed in the United States of America on the National Association of Securities Dealers Automated Quotation (NASDAQ), under the American Depository Receipt (ADRs) program, of which The Bank of New York Mellon acts as the depositary agent.

NOTE 21. INCOME STATEMENT BREAKDOWN
The breakdown of Income is detailed below: Net Income from Interest, Net Fee Income, and Net Income from Financial Instruments measured at Fair Value through Profit or Loss, as of the given dates:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

	Three months as of 09.30.24		Nine months as of 09.30.24
Items	Net Financial Income/(Expense)	OCI	Net Financial Income/(Expense)	OCI
By measuring Financial Assets at fair value through profit or loss	172,971,735	25,676,063	551,813,652	25,777,982
Income from Government Securities	126,294,944	25,676,063	443,735,641	25,777,982
Income from Corporate Securities	14,077,124	—	65,312,270	—
Income from Derivative Financial Instruments	5,251,642	—	6,014,737	—
Forward Transactions	5,244,583	—	6,007,678	—
Options	7,059	—	7,059
Income from Other Financial Assets	109	—	12,235	—
Income from sale or derecognition of Financial Assets at fair value	27,347,916	—	36,738,769	—
For Financial Liabilities measured at Fair Value through Profit or Loss	20,408,300	—	(17,384,084)	—
Income from Derivative Financial Instruments	20,408,300	—	(17,384,084)	—
Forward Transactions	11,546,574	—	(16,972,828)	—
Options	8,861,726	—	(411,256)	—
Total	193,380,035	25,676,063	534,429,568	25,777,982

	Three months as of 09.30.23		Nine months as of 09.30.23
Items	Net Financial Income/(Expense)	OCI	Net Financial Income/(Expense)	OCI
By measuring Financial Assets at fair value through profit or loss	135,271,854	(864,587)	552,482,520	215,528
Income from Government Securities	58,365,376	(864,587)	363,043,616	215,528
Income from Corporate Securities	72,260,505	—	177,375,951	—
Income from Derivative Financial Instruments	4,645,973	—	12,062,953	—
Forward Transactions	4,645,973	—	12,062,953	—
Income from Other Financial Assets	—	—	—	—
Income from sale or derecognition of Financial Assets at fair value	—	—	—
For Financial Liabilities measured at Fair Value through Profit or Loss	(9,240,405)	—	(14,581,260)	—
Income from Derivative Financial Instruments	(9,240,405)	—	(14,581,260)	—
Forward Transactions	3	—	(348,850)	—
Options	(9,240,408)	—	(14,232,410)	—
Total	126,031,449	(864,587)	537,901,260	215,528

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Interest-related Income	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
For Cash and due from Banks	170,269	397,851	147,216	379,558
For Corporate Securities	1,653,905	7,995,124	5,045,581	11,699,346
For Government Securities	527,059,326	2,773,766,337	1,401,339,246	3,359,954,051
For Loans and Other Financing	763,825,873	2,634,040,560	1,052,937,148	2,937,294,516
Financial Sector	7,987,465	17,552,141	8,900,763	21,545,654
Non-Financial Private Sector	755,838,408	2,616,488,419	1,044,036,385	2,915,748,862
Advances	45,056,946	209,480,292	102,584,847	263,046,736
Mortgage	50,346,771	292,204,244	76,979,357	222,505,122
Pledges	10,525,216	28,290,734	14,589,754	43,636,366
Personal	194,722,530	482,531,920	100,352,076	273,850,689
Credit Cards	284,667,778	948,726,281	327,556,741	998,522,053
Finance Leases	1,358,345	4,624,699	3,518,029	9,516,482
Overdrafts	159,762,891	619,028,835	388,220,004	997,980,386
Exports Prefinancing and Financing	2,530,322	5,125,089	809,418	3,617,810
Others	6,867,609	26,476,325	29,426,159	103,073,218
For Repurchase Transactions	20,541,254	879,975,272	230,505,676	540,302,451
Argentine Central Bank	20,176,643	879,066,375	227,154,666	536,866,380
Other Financial Institutions	364,611	908,897	3,351,010	3,436,071
Total	1,313,250,627	6,296,175,144	2,689,974,867	6,849,629,922

Interest-related Expenses	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
On Deposits	(458,548,356)	(1,915,786,590)	(1,614,835,663)	(4,069,822,607)
Non-Financial Private Sector	(458,548,356)	(1,915,786,590)	(1,614,835,663)	(4,069,822,607)
Checking Accounts	(874,018)	(1,841,774)	198,250	(589,324)
Savings Accounts	(43,430,484)	(134,854,489)	(35,370,568)	(76,224,009)
Time Deposits and Term Investments	(205,304,728)	(1,027,220,436)	(1,158,592,927)	(2,988,709,768)
Others	(208,939,126)	(751,869,891)	(421,070,418)	(1,004,299,506)
For Financing Received from the Argentine Central Bank and Other Financial Institutions	(23,137,389)	(93,975,903)	(44,028,686)	(110,490,110)
For Repurchase Transactions	(55,199,379)	(139,468,523)	(32,228,944)	(94,139,679)
Argentine Central Bank	(145,212)	(145,212)	—	—
Other Financial Institutions	(55,054,167)	(139,323,311)	(32,228,944)	(94,139,679)
For Other Financial Liabilities	3,677,147	(41,079,696)	(91,592,552)	(252,150,397)
For Issued Debt Securities	(12,597,751)	(69,483,471)	(57,862)	(83,496)
For Subordinated Debt Securities	(5,129,574)	(16,837,795)	(5,885,191)	(16,771,850)
Total	(550,935,302)	(2,276,631,978)	(1,788,628,898)	(4,543,458,139)

Fee Income	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Credit Card-related Fees	138,119,779	361,109,967	123,407,810	337,905,174
Insurance-related Fees	5,145,245	13,181,560	5,957,306	17,371,435
Debt-related Fees	84,473,945	245,149,934	101,087,548	304,850,762
Credit-related Fees	37,482,885	101,030,657	29,162,475	87,872,506
Fees related to Loan Commitments and Financial Collateral	2,390,599	6,935,593	1,259,540	2,755,388
Securities-related Fees	21,941,646	58,501,679	15,702,752	38,806,128
Collection Management Fees	1,196,495	3,091,157	1,117,061	3,755,331
Foreign and Exchange Operations Fees	11,554,128	30,889,104	8,490,384	24,500,840
Total	302,304,722	819,889,651	286,184,876	817,817,564

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Fee - related Expenses	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Fees related to Securities Operations	(714,309)	(2,702,868)	(643,537)	(2,474,240)
Credit Card-related Fees	(26,670,392)	(70,724,081)	(21,369,586)	(66,550,027)
Foreign and Exchange Operations Fees	(1,900,128)	(6,044,083)	(936,769)	(3,223,512)
Fees related to Indirect Channels	(1,267,784)	(2,972,661)	(865,942)	(2,243,714)
Other Fees	(15,810,532)	(39,490,051)	(13,204,066)	(38,414,953)
Total	(46,363,145)	(121,933,744)	(37,019,900)	(112,906,446)

NOTE 22. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The item composition as of the indicated dates is detailed below:

Originated by:	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
For Purchase-Sale of Foreign Currency	31,501,716	47,065,137	27,222,787	37,027,258
For valuation of Assets and Liabilities in foreign currency	1,660,873	82,057,626	162,608,330	357,595,100
Total	33,162,589	129,122,763	189,831,117	394,622,358

NOTE 23. OTHER OPERATING INCOME
The item composition as of the indicated dates is detailed below:

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Other Adjustments and Interest for Sundry Credits	16,401,093	70,790,264	112,309,103	311,642,821
Safety Deposit Boxes Rental	9,335,789	20,012,436	6,523,985	18,075,396
Other Financial Income	5,729,971	17,135,652	6,161,291	11,312,296
Other Income from Services	49,922,006	130,450,188	42,748,781	111,024,419
Unaffected Allowances	—	992,602	38,829,927	51,320,767
Other Sundry	22,451,987	76,650,433	20,172,574	66,937,765
Total	103,840,846	316,031,575	226,745,661	570,313,464

NOTE 24. INSURANCE BUSINESS RESULT
The item composition as of the indicated dates is detailed below:

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Insurance revenue	87,985,386	245,772,040	33,728,136	103,142,638
Insurance service expense	(53,525,301)	(170,829,217)	(19,121,594)	(45,231,343)
Net expenses from reinsurance contracts held	(7,180,437)	(17,567,776)	90,184	(1,037,194)
Total	27,279,648	57,375,047	14,696,726	56,874,101

NOTE 25. IMPAIRMENT CHARGE
The item composition as of the indicated dates is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Expected credit loss allowance	(165,038,170)	(451,194,023)	(85,210,541)	(251,921,502)
Direct Charge Offs	(2,890,001)	(7,523,520)	(2,860,328)	(8,861,897)
Total	(167,928,171)	(458,717,543)	(88,070,869)	(260,783,399)

NOTE 26. PERSONNEL EXPENSES
The breakdown of the items is detailed below, as of the indicated dates:

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Payroll	(90,841,990)	(288,973,789)	(89,213,433)	(270,600,813)
Social Contributions on Payroll	(20,818,908)	(71,808,288)	(21,209,844)	(63,957,294)
Personnel Compensations and Rewards	(32,076,104)	(129,793,371)	(30,253,010)	(99,524,868)
Services for Personnel	(3,989,008)	(9,392,808)	(3,892,468)	(10,397,082)
Other Short-term Personnel Expenses	(3,362,058)	(10,555,320)	(8,355,764)	(18,852,293)
Other Long-term Personnel Expenses	(818,791)	(1,864,019)	(265,352)	(841,206)
Total	(151,906,859)	(512,387,595)	(153,189,871)	(464,173,556)

NOTE 27. ADMINISTRATIVE EXPENSES
The Group presented its Statement of Comprehensive Income under the by-function-of-expense method. In accordance with this method, the expenses are classified according to their function as part of the “Administrative Expenses” item.
The following table provides the additional information required on the nature of expenses and their relation to the function, as of the indicated dates:

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Compensations and Remunerations for Services	(17,090,478)	(43,101,451)	(9,529,418)	(26,926,848)
Directors and Syndics' Fees	(2,025,683)	(4,412,641)	(1,599,061)	(3,859,412)
Advertising and Publicity	(9,804,146)	(25,462,520)	(8,018,472)	(20,850,924)
Taxes	(44,147,228)	(150,860,436)	(43,721,039)	(125,292,705)
Maintenance and Repairs	(24,969,903)	(79,182,271)	(20,582,256)	(62,926,596)
Electricity and Communications	(7,818,288)	(23,126,245)	(7,144,553)	(20,654,109)
Representation and Travel Expenses	(476,028)	(1,511,375)	(334,595)	(997,935)
Stationery and Office Supplies	(856,379)	(2,367,754)	(729,819)	(1,806,668)
Rentals	(337,322)	(840,688)	(235,988)	(836,917)
Administrative Services under Contract	(34,767,721)	(91,110,004)	(25,708,798)	(77,011,842)
Security	(4,421,694)	(11,025,622)	(3,765,293)	(10,520,358)
Insurance	(1,278,637)	(4,132,036)	(927,721)	(3,192,655)
Armored Transportation Service	(8,077,070)	(21,365,327)	(9,352)	(27,628)
Others	(18,030,912)	(50,120,052)	(24,579,530)	(71,893,238)
Total	(174,101,489)	(508,618,422)	(146,885,895)	(426,797,835)

NOTE 28. DEPRECIATION OF ASSETS
The item composition as of the indicated dates is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Depreciation of Property, Plant and Equipment	(19,931,924)	(59,143,071)	(22,167,916)	(64,485,989)
Amortization of Organization and Development Expenses	(17,209,219)	(53,547,223)	(21,758,603)	(60,195,459)
Depreciation of other Intangible Assets	(161,020)	(483,089)	(554)	(1,662)
Others(*)	(369,863)	(995,952)	(526,847)	(985,744)
Total	(37,672,026)	(114,169,335)	(44,453,920)	(125,668,854)
(*) This item includes Depreciation and Impairment of Sundry Assets and Losses from the sale or devaluation of property, plant and equipment.

NOTE 29. OTHER OPERATING EXPENSES
The item composition as of the indicated dates is detailed below:

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
Turnover Tax	(91,947,579)	(405,129,869)	(181,189,401)	(488,467,204)
Contributions to the Deposit Insurance	(3,769,555)	(10,368,266)	(4,554,156)	(13,748,085)
Charges for Other Provisions	(5,194,730)	(89,521,238)	(2,937,232)	(10,811,252)
Claims	(7,498,220)	(16,766,053)	(10,266,767)	(24,942,520)
Other Financial Income	(14,074,440)	(78,949,484)	(1,888,185)	(5,929,556)
Interest on Leases	(1,149,680)	(3,332,732)	(1,854,524)	(5,080,346)
Credit Card-related Interest	(38,176,141)	(107,207,721)	(34,144,860)	(96,722,301)
Adjustment for remeasurement to homogeneous currency	—	(21,237,285)	—	—
Other Service-related and Sundry Expenses	(56,440,998)	(151,486,192)	(46,133,413)	(119,117,612)
Total	(218,251,343)	(883,998,840)	(282,968,538)	(764,818,876)

NOTE 30. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2024, approved the distribution of cash dividends in the amount of Ps. 65,000,000 (equivalent to Ps. 86,417,341 in closing currency), which represented Ps. 44.08 (amount stated in Argentine pesos) per share. Additionally, the aforementioned Meeting resolved to delegate to the Board of Directors the power to withdraw from the Reserve for the eventual distribution of profits up to the amount of Ps. 386,635,827, which is equivalent to Ps. 514,031,401 at closing currency, subject to approval and to the terms and conditions that the subsidiary Banco Galicia obtains from the Argentine Central Bank with respect to the payment of dividends.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.24	65,000,000	76,221,163
05.23.24	140,261,066	164,474,793
06.28.24	146,118,828	163,844,528
07.24.24	152,806,783	164,704,664
The Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2023, approved the distribution of cash dividends in the amount of Ps. 10,000,000 (equivalent to Ps. 51,567,093 in closing currency), which represented Ps. 6.78 (amount stated in Argentine pesos) per share. In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps. 75,000,000 (equivalent to Ps. 386,753,249 in closing currency) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Date of payment	Amount	Amount in closing currency
05.09.23	35,000,000	154,486,921
06.12.23	12,500,000	52,075,004
07.10.23	12,500,000	48,968,054
08.08.23	12,500,000	43,549,752
09.11.23	12,500,000	38,625,143

NOTE 31. SEGMENT REPORTING
The Group determines the segments based on Management Reports that are reviewed by the Board of Directors, which updates them as they change.
Segments to be reported are made up of one or more operating segments of similar economic characteristics, distribution channels and regulatory environments.
The composition of each business segment is described below:
Bank: it represents the income of the banking business.
Naranja X: it includes the consolidated income of Tarjetas Regionales S.A. with its subsidiaries, namely: Cobranzas Regionales S.A., Tarjeta Naranja S.A.U., and Naranja Digital Compañía Financiera S.A.U.
Insurance: it represents the income of the insurance companies and includes the consolidated income of Sudamericana Holding S.A. with its subsidiaries, namely: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., and Galicia Broker Asesores de Seguros S.A.
Other Businesses: it exposes the income of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, IGAM LLC, Galicia Investments LLC, Galicia Holdings US Inc., and Grupo Financiero Galicia S.A.; for the latter five companies, net of income eliminations for permanent interests in other companies.
Adjustments: it comprises the elimination of transactions between the subsidiaries. See Note 35.
The Board of Directors monitors the operating income of the Group's different operating segments separately for the purpose of making decisions about the allocation of resources and the performance evaluation of each segment. Segment performance is evaluated based on the operating profits or losses and is measured consistently against the operating profit and loss of the Consolidated Statement of Income.
When any transaction occurs, the transfer prices between the operating segments are agreed independently and equitably in a manner similar to transactions made with third parties. Afterwards, the revenues, the expenses and the income arising from the transfers between the operating segments are eliminated from the consolidation.
The segment reporting as of the indicated dates is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	09.30.24
ASSETS
Cash and Due from Banks	6,605,247,649	52,055,839	2,523,612	227,067,456	(139,010,203)	6,747,884,353
Debt Securities at Fair Value through Profit or Loss	867,390,117	92,170,172	67,964,063	71,626,912	(3,261,586)	1,095,889,678
Derivative Financial Instruments	6,523,967	—	—	—	—	6,523,967
Repurchase Transactions	20,477,074	—	—	—	(20,477,074)	—
Other Financial Assets	393,365,755	152,858,915	17,106,981	62,749,942	(7,369,366)	618,712,227
Loans and Other Financing	6,198,773,262	2,679,260,251	—	6,037,312	(156,373,849)	8,727,696,976
Other Debt Securities	2,926,217,595	306,833,465	31,368,552	—	(283,293)	3,264,136,319
Financial Assets Pledged as Collateral	1,122,194,752	85,512,486	—	5,974,589	—	1,213,681,827
Current Income Tax Assets	—	—	5,814,307	—	—	5,814,307
Investments in Equity Instruments	15,770,745	—	324,267	6,823,394	—	22,918,406
Investments in Subsidiaries, Associates and Joint Ventures	2,704,791	—	—	—	—	2,704,791
Property, Plant and Equipment	663,480,258	64,862,976	5,882,487	2,512,585	—	736,738,306
Intangible Assets	208,011,493	15,813,860	17,813,202	3,409,503	—	245,048,058
Deferred Income Tax Assets	—	34,281,906	47,999,512	9,631,805	—	91,913,223
Assets from Insurance Contracts	—	—	18,941,639	—	—	18,941,639
Reinsurance Contract Assets	—	—	49,138,564	—	—	49,138,564
Other Non-financial Assets	77,238,158	22,565,346	5,543,419	22,288,218	—	127,635,141
Non-current Assets Held for Sale	19,114	—	—	—	—	19,114
Total Assets	19,107,414,730	3,506,215,216	270,420,605	418,121,716	(326,775,371)	22,975,396,896

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	09.30.24
LIABILITIES
Deposits	13,193,043,991	656,026,577	—	—	(145,855,263)	13,703,215,305
Liabilities at Fair Value through Profit or Loss	1,075,018	—	—	4,282,905	—	5,357,923
Derivative Financial Instruments	29,212,121	—	—	—	—	29,212,121
Repurchase Transactions	43,568,267	20,477,074	—	—	(20,477,074)	43,568,267
Other Financial Liabilities	1,456,027,280	1,551,255,120	—	227,523,555	(15,733,437)	3,219,072,518
Financing from the Argentine Central Bank and Other Financial Institutions	51,935,637	355,554,912	—	—	(140,622,167)	266,868,382
Issued Debt Securities	99,939,615	97,899,435	—	—	(3,544,880)	194,294,170
Current Income Tax Liabilities	18,323,231	9,140,950	3,411,449	18,780,917	—	49,656,547
Subordinated Debt Securities	245,154,965	—	—	—	—	245,154,965
Provisions	77,802,736	3,347,056	855,458	53,295	—	82,058,545
Deferred Income Tax Liabilities	36,126,962	—	13,273,556	7,556,408	—	56,956,926
Liabilities from Insurance Contracts	—	—	179,448,272	—	(29,939)	179,418,333
Reinsurance Contracts Liabilities	—	—	918,578	—	—	918,578
Other Non-Financial Liabilities	295,792,403	107,779,877	36,714,427	20,592,761	(512,611)	460,366,857
Total Liabilities	15,548,002,226	2,801,481,001	234,621,740	278,789,841	(326,775,371)	18,536,119,437

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	12.31.23
ASSETS
Cash and Due from Banks	3,877,395,117	39,307,493	9,083,062	163,909,498	(66,371,755)	4,023,323,415
Debt Securities at Fair Value through Profit or Loss	932,449,238	127,730,276	139,133,833	36,351,629	(28,608,649)	1,207,056,327
Derivative Financial Instruments	71,096,852	13,062,447	—	3,074	(13,023,883)	71,138,490
Repurchase Transactions	2,189,005,437	212,925,524	—	—	(43,100,856)	2,358,830,105
Other Financial Assets	247,886,152	13,159,734	31,214,180	87,135,779	(19,900,923)	359,494,922
Loans and Other Financing	4,498,093,601	1,835,594,015	—	8,755,735	(132,798,676)	6,209,644,675
Other Debt Securities	3,611,947,185	238,827,451	32,348,278	—	—	3,883,122,914
Financial Assets Pledged as Collateral	778,682,816	64,271,009	—	26,983,244	—	869,937,069
Current Income Tax Assets	—	—	3,921,023	203,095	—	4,124,118
Investments in Equity Instruments	13,903,576	—	228,784	5,295,039	—	19,427,399
Investments in Subsidiaries, Associates and Joint Ventures	5,342,615	—	—	—	—	5,342,615
Property, Plant and Equipment	636,056,023	65,705,155	12,955,916	1,417,668	—	716,134,762
Intangible Assets	207,346,031	17,702,550	19,964,739	4,170,595	—	249,183,915
Deferred Income Tax Assets	263,304,647	59,222,491	56,648,006	3,331,766	—	382,506,910
Assets from Insurance Contracts	—	—	19,798,609	—	—	19,798,609
Reinsurance Contract Assets	—	—	57,684,449	—	—	57,684,449
Other Non-financial Assets	113,182,701	14,334,951	4,834,985	24,371,158	(16)	156,723,779
Non-current Assets Held for Sale	151,024	—	—	—	—	151,024
Total Assets	17,445,843,015	2,701,843,096	387,815,864	361,928,280	(303,804,758)	20,593,625,497

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	12.31.23
LIABILITIES
Deposits	11,177,609,307	414,436,075	—	12,433	(86,261,272)	11,505,796,543
Liabilities at Fair Value through Profit or Loss	99,752,488	—	—	—	—	99,752,488
Derivative Financial Instruments	37,694,864	—	—	—	(13,023,883)	24,670,981
Repurchase Transactions	47,061,623	43,100,856	—	—	(43,100,856)	47,061,623
Other Financial Liabilities	1,342,736,495	1,076,171,379	—	163,198,184	(15,316,876)	2,566,789,182
Financing from the Argentine Central Bank and Other Financial Institutions	87,722,297	305,681,236	—	1,104,148	(116,066,549)	278,441,132
Issued Debt Securities	31,319,030	179,803,454	—	—	(24,225,683)	186,896,801
Current Income Tax Liabilities	475,941,400	20,049,601	18,020,090	35,096,492	—	549,107,583
Subordinated Debt Securities	418,859,372	—	—	—	(4,382,966)	414,476,406
Provisions	34,880,377	4,373,927	1,640,554	203,349	—	41,098,207
Deferred Income Tax Liabilities	—	—	26,109,433	8,875,617	—	34,985,050
Liabilities from Insurance Contracts	—	—	213,080,437	—	(8,309)	213,072,128
Reinsurance Contracts Liabilities	—	—	4,361,482	—	—	4,361,482
Other Non-Financial Liabilities	380,239,256	102,247,570	56,251,658	23,416,320	(1,418,364)	560,736,440
Total Liabilities	14,133,816,509	2,145,864,098	319,463,654	231,906,543	(303,804,758)	16,527,246,046

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	09.30.24
Net Income from Interest	3,250,541,796	720,802,362	35,012,361	(2,202,884)	15,389,531	4,019,543,166
Net Fee Income	405,600,403	304,602,472	—	4,584,493	(16,831,461)	697,955,907
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	382,712,042	53,528,589	6,925,811	91,732,749	(469,623)	534,429,568
Income from Derecognition of Assets Measured at Amortized Cost	146,815,190	20,866,476	—	—	—	167,681,666
Exchange Rate Differences on Foreign Currency	110,249,683	6,080,516	9,150,804	3,641,760	—	129,122,763
Other Operating Income	133,263,672	70,361,419	13,972,591	109,520,647	(11,086,754)	316,031,575
Insurance Business Result	—	—	36,475,367	—	20,899,680	57,375,047
Impairment Charge	(276,219,938)	(182,394,347)	(103,258)	—	—	(458,717,543)
Personnel Expenses	(354,709,137)	(114,923,940)	(24,067,358)	(18,687,160)	—	(512,387,595)
Administrative Expenses	(338,074,573)	(134,325,484)	(21,160,292)	(15,401,651)	343,578	(508,618,422)
Depreciation of Assets	(89,649,302)	(19,253,741)	(3,988,969)	(1,277,323)	—	(114,169,335)
Other Operating Expenses	(599,734,795)	(173,857,405)	(78,495,145)	(31,921,622)	10,127	(883,998,840)
Loss on Net Monetary Position	(1,603,504,674)	(293,721,238)	(7,528,724)	(71,753,152)	—	(1,976,507,788)
Operating Income	1,167,290,367	257,765,679	(33,806,812)	68,235,857	8,255,078	1,467,740,169
Share of Profit from Associates and Joint Ventures	(3,591,610)	—	—	—	—	(3,591,610)
Income before Taxes on Continuing Operations	1,163,698,757	257,765,679	(33,806,812)	68,235,857	8,255,078	1,464,148,559
Income Tax on Continuing Operations	(427,924,780)	(68,384,867)	16,292,117	(27,969,446)	—	(507,986,976)
Net Income from Continuing Operations	735,773,977	189,380,812	(17,514,695)	40,266,411	8,255,078	956,161,583
Net Income	735,773,977	189,380,812	(17,514,695)	40,266,411	8,255,078	956,161,583
Other Comprehensive Income (Loss)	17,505,543	(740,661)	(112,690)	533,091	—	17,185,283
Net Income Attributable to Parent Company's Owners	753,279,520	188,640,151	(17,518,870)	40,799,502	8,255,078	973,455,381
Net Income Attributable to Non-controlling Interests	—	—	(108,515)	—	—	(108,515)

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	09.30.23
Net Income from Interest	1,911,519,794	380,754,566	26,019,256	24,789	(12,146,622)	2,306,171,783
Net Fee Income	437,269,163	277,972,910	—	3,965,870	(14,296,825)	704,911,118
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	386,655,904	57,066,788	(3,947,844)	84,605,947	13,520,465	537,901,260
Income from Derecognition of Assets Measured at Amortized Cost	72,682,961	(321,219)	—	14,217	—	72,375,959
Exchange Rate Differences on Gold and Foreign Currency	379,128,395	(1,429,767)	252,698	16,671,032	—	394,622,358
Other Operating Income	420,302,213	59,858,403	12,411,828	84,102,423	(6,361,403)	570,313,464
Insurance Business Result	—	—	38,485,817		18,388,284	56,874,101
Impairment Charge	(177,090,582)	(83,711,450)	18,633	—	—	(260,783,399)
Personnel Expenses	(326,466,613)	(109,849,829)	(15,174,660)	(12,682,454)	—	(464,173,556)
Administrative Expenses	(295,952,033)	(112,172,850)	(8,421,570)	(11,111,196)	859,814	(426,797,835)
Depreciation and Impairment of Assets	(104,419,016)	(17,866,162)	(2,254,503)	(1,129,173)	—	(125,668,854)
Other Operating Expenses	(588,952,456)	(151,109,985)	(5,760,047)	(19,048,056)	51,668	(764,818,876)
Loss on Net Monetary Position	(1,508,692,103)	(288,918,734)	(19,551,544)	(62,087,532)	—	(1,879,249,913)
Operating Income	605,985,627	10,272,671	22,078,064	83,325,867	15,381	721,677,610
Share of Profit from Associates and Joint Ventures	(3,072,099)	—	—	—	—	(3,072,099)
Income before Taxes on Continuing Operations	602,913,528	10,272,671	22,078,064	83,325,867	15,381	718,605,511
Income Tax on Continuing Operations	(156,643,373)	(13,588,470)	(11,360,635)	(37,673,481)	—	(219,265,959)
Net Income from Continuing Operations	446,270,155	(3,315,799)	10,717,429	45,652,386	15,381	499,339,552
Net Income	446,270,155	(3,315,799)	10,717,429	45,652,386	15,381	499,339,552
Other Comprehensive Income (Loss)	—	107,539	72,149	802,262	—	981,950
Net Income Attributable to Parent Company's Owners	446,270,155	(3,208,260)	10,789,445	46,454,648	15,381	500,321,369
Net Income Attributable to Non-controlling Interests	—	—	133	—	—	133

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 32. CAPITAL MANAGEMENT AND RISK POLICIES
The main risks to which the Group is exposed are classified into nine types: capital risk, financial risks (market risk, currency risk, interest rate risk, and liquidity risk), credit risk, operational risk, technological risk, cybersecurity risk, reputational risk, strategic risk, and money laundering risk.
There have been no significant changes in the aforementioned risk management policies, with respect to those set forth in the financial statements as of December 31, 2023.

NOTE 33. CONTINGENCIES AND COMMITMENTS
a) Tax Aspects
At the date of preparation of these Consolidated Condensed Interim Financial Statements, with varying degrees of progress, there are ongoing review and resolution processes filed by provincial and City of Buenos Aires tax authorities, mainly related to issues arising from the application of the turnover tax.
These processes and their eventual effects are subject to permanent monitoring and, although it is considered to have complied with tax obligations in accordance with current regulations, the allowances that are considered adequate have been made according to the evolution of each of the processes.
As of September 30, 2024 several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps. 433,815, Ps. 459,319, Ps. 944,338, Ps. 866,842, Ps. 3,646,382, Ps. 4,403,712, Ps. 629,837 and Ps. 4,039,802 (nominal values), respectively, were submitted by Banco Galicia to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP). These are based on jurisprudence precedents that establish the unconstitutionality of the rules that disable the application of the tax inflation adjustment, resulting in situations of confiscatory nature. In light of the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the Federal Administration of Public Revenue: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U.) predecessor company, for 2014 and 2016 periods, for an amount of Ps. 145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps. 580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps. 149,763, Ps. 326,498, and Ps. 973,843, nominal value, respectively. In light of the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for Ps. 1,364,949 in nominal value.
At the closing of these financial statements, the Group does not record contingent assets derived from the aforementioned presentations.
b Consumer Advocacy Associations
Consumer associations, invoking their representation, have filed claims to Banco Galicia in relation to the collection of certain commissions, interest rates, and financial charges.
The Group considers that the resolution of these disputes will not have a significant impact on its equity.
c Penalties applied to Banco de Galicia y Buenos Aires S.A.U. and summary proceedings filed by the Argentine Central Bank.
The sanctions applied and the proceedings initiated by the Argentine Central Bank are described in detail in Note 36.6.
The recorded contingency provisions are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	09.30.24	12.31.23
Other Contingencies	51,893,142	32,546,986
For Judgment of a Commercial Nature/Legal Matters	16,064,078	21,303,656
For Labor Lawsuits	941,330	1,804,458
For Claims and Cards	200	403
For Guarantees Granted	—	2,302
For Other Contingencies	34,887,534	9,436,167
For Termination Benefits	30,061,623	8,091,078
Difference due to Dollarization of Judicial Deposits Com. “A” 4686	103,780	460,143
Total	82,058,545	41,098,207
The changes in provisions are shown in detail in Schedule J.

NOTE 34. OFF-BALANCE SHEET ITEMS
In the normal course of business, in order to meet the financing needs of customers, some transactions are processed which are recorded off-balance sheet. These instruments expose the Group to credit risk, in addition to the financing recognized in the asset. These financial instruments include commitments to extend credit, letters of credit reserve, guarantees granted and acceptances.
The same credit policies are used for agreed credits, guarantees and loan granting. Pending commitments and guarantees do not represent an unusual credit risk.
Agreed Credits
They are commitments to grant loans to a customer at a future date, subject to compliance with certain contractual agreements that, in general, have fixed maturity dates or other termination clauses, and may require payment of a commission.
Commitments are expected to expire without recourse to them. The total amounts of the agreed credits do not necessarily represent future cash requirements. The solvency of each customer is assessed on a case- by-case basis.
Guarantees Granted
The issuer bank commits itself to refund the loss to the beneficiary if the guaranteed debtor breaches their obligation at maturity date.
Documentary Export/Import Credits
They are conditional commitments issued by the Group to guarantee a customer's compliance as regards a third party.
Liabilities for Foreign Trade Operations
They are conditional commitments for foreign trade transactions.
Our exposure to the loss of credit in the event of noncompliance by the other party in the financial instrument is represented by the notional contractual amount of the same investments.
The credit exposure for these transactions is detailed below:

Item	09.30.24	12.31.23
Agreed Credits	669,010,486	495,548,093
Documentary Export/Import Credits	47,276,999	36,839,836
Guarantees Granted	724,239,765	771,147,964
Liabilities for Foreign Trade Operations	44,270,169	36,920,307
The fees related to the aforementioned items, as of the indicated dates, were as follows:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
For Agreed Credits	239,033	784,794	245,048	365,161
For Documented Export and Import Credits	3,882	1,915,523	537,158	1,070,127
For Guarantees Granted	1,069,919	3,209,596	1,011,496	2,382,382
The expected credit loss for the aforementioned items, as of the indicated dates, is detailed below:

Item	09.30.24	12.31.23
For Agreed Credits	909,777	720,623
For Documented Export and Import Credits	104,713	111,086
For Guarantees Granted	11,126,791	5,596,151
Liabilities for Foreign Trade Operations	90,903	199,479
The credit risk of these instruments is essentially the same as that involved in extending credit facilities to customers.
To provide guarantees to our clients, in certain circumstances, counter-guarantees may be required. The amounts, by type, are as follows:

Item	09.30.24	12.31.23
Other preferred guarantees received	34,985,849	34,297,656
Other guarantees received	—	23,703,941
Additionally, checks to be debited and to be credited, as well as other elements in the collection process, such as notes, invoices and sundry items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

Item	09.30.24	12.31.23
Values to be Debited	248,486,311	158,059,072
Values to be Credited	211,125,685	149,684,474
Collection Values	1,280,262,325	1,057,210,325
The Group acts as trustee under trust agreements to guarantee obligations derived from various contracts between parties; The amounts registered in the trust fund and the securities held in escrow, as of the indicated dates, are as follows:

Item	09.30.24	12.31.23
Trust Funds	21,677,518	37,060,323
Securities held in Escrow	34,113,433,438	34,652,716,019
These trusts are not consolidated because the Group does not exercise control over them.

NOTE 35. TRANSACTIONS WITH RELATED PARTIES
Human and legal persons who directly or indirectly exert control over the Entity, or are controlled by it, are considered related parties; they include the Subsidiaries, Associates and Affiliates; the members of the Board of Directors, Syndics and personnel in Senior Management positions; human persons who hold similar positions in financial institutions or complementary services companies; companies or sole proprietor ships over which key personnel may exert significant influence or control, and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all human persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases where the Group exerts significant influence means the capacity to participate in the decisions of the financial policy and the company's operations. Shareholders with an interest equal to or greater than 20% of the Group's

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
total votes or its subsidiaries are considered to exert a significant influence. In determining said situations, not only the legal aspects are observed but also the nature and substance of the relationship.
Additionally, the key personnel of the Group's Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.
35.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Main Activity	Location	Interest %
EBA Holding S.A.	54.09% of voting rights	Financial and Investment Matters	City of Buenos Aires - Argentina	19.07%
35.2.    Remunerations of Key Personnel
The remuneration received by the Group’s key personnel as of September 30, 2024 and September 30, 2023 amounts to Ps. 32,860,708 and Ps. 26,811,526, respectively.
35.3.    Composition of Key Personnel
The composition of key personnel as of the indicated dates is as follows:

Composition of Key Personnel	09.30.24	12.31.23
Regular Directors (*)	114	88
General Manager	1	1
Area Managers and Other Leaders	92	90
Total	207	179
(*) It is composed of Regular Directors, members of the different Boards of Directors of the Company and its subsidiaries.
35.4.    Transactions with Related Parties
The following chart, as of the indicated dates, shows the total credit assistance granted by the Group to key personnel, syndics, main shareholders, their relatives up to second degree of consanguinity or first of affinity (according to the Argentine Central Bank's definition of related natural person) and any company related to any of the above which consolidation is not required.

Items	09.30.24	12.31.23
Total Amount of Credit Assistance	29,843,777	36,670,345
Number of Recipients (quantities)	263	266
- Physical Persons	211	218
- Legal Persons	52	48
Average Amount of Credit Assistance	113,474	137,859
Maximum Assistance	2,896,657	9,923,443
The financing, including those that were restructured, were granted in the normal course of business and substantially on the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply any risk for uncollectible accounts greater than normal, nor did they present any other unfavorable conditions.
35.5.    Balances between Related Parties
Below, there appear the balances of transactions with related parties as of the indicated dates, which have been eliminated from the Consolidated Condensed Interim Financial Statements:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	09.30.24	12.31.23
ASSETS
Cash and Due from Banks	139,010,203	66,371,755
Debt Securities at Fair Value through Profit or Loss	3,261,586	28,608,649
Derivative Financial Instruments	—	13,023,883
Repurchase Transactions	20,477,074	43,100,856
Other Financial Assets	7,369,366	19,900,923
Loans and Other Financing	156,373,849	132,798,676
Other Debt Securities	283,293	—
Other Non-financial Assets	—	16
Total Assets	326,775,371	303,804,758

Items	09.30.24	12.31.23
LIABILITIES
Deposits	145,855,263	86,261,272
Derivative Financial Instruments	—	13,023,883
Repurchase Transactions	20,477,074	43,100,856
Other Financial Liabilities	15,733,437	15,316,876
Financing from the Argentine Central Bank and Other Financial Institutions	140,622,167	116,066,549
Issued Debt Securities	3,544,880	24,225,683
Subordinated Debt Securities	—	4,382,966
Insurance Contracts Liabilities	29,939	8,309
Other Non-Financial Liabilities	512,611	1,418,364
Total Liabilities	326,775,371	303,804,758

Items	Three months as of 09.30.24	Nine months as of 09.30.24	Three months as of 09.30.23	Nine months as of 09.30.23
INCOME
Net Income from Interest	(28,112,193)	(15,389,531)	18,710,647	12,146,622
Net Fee Income	26,483,396	16,831,461	24,300,001	14,296,825
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	866,577	469,623	(21,196,246)	(13,520,465)
Other Operating Income	17,919,576	11,086,754	14,529,955	6,361,403
Insurance Business Result	(33,254,573)	(20,899,680)	(34,799,134)	(18,388,284)
Administrative Expenses	(408,746)	(343,578)	(1,496,050)	(859,814)
Other Operating Expenses	(9,208)	(10,127)	(88,349)	(51,668)
Total Income	(16,515,171)	(8,255,078)	(39,176)	(15,381)
During the period, Banco Galicia has carried out securities purchase and sale transactions with related entities.

NOTE 36. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
36.1.    Deposit Insurance
Through Law No. 24,485 and Executive Order No. 540/95, the creation of the Deposit Insurance System was arranged, in order to cover the risk of bank deposits in addition to the privileges and protection system established in the Financial Institutions Act.
By Executive Order No. 1127/98, the National Executive Branch established the maximum coverage limit of the insurance system including demand or time deposits, either in Argentine pesos and/or foreign currency. As of January 1, 2023, this limit was established at Ps. 6,000. As of April 1, 2024, this amount increased to Ps. 25,000.
Deposits made by other financial institutions (including time deposits certificates acquired by secondary trading) are not included in this system, nor deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances or guarantees, or deposits made at a rate higher than the rate periodically established by the Argentine Central Bank. The deposits which ownership has been acquired via endorsement, financial products offering additional incentives

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
to the interest rate, and the fixed balances from deposits and other transactions excluded, are also excluded from this system. This system has been implemented through the creation of a fund denominated “Deposit Insurance Scheme” (Fondo de Garantía de los Depósitos, FGD), administered by Seguros de Depósitos S.A. (SEDESA) and which shareholders are the Argentine Central Bank and the financial institutions in the proportion defined by SEDESA based on the contributions to the aforementioned fund.
For each entity, the monthly contribution to the Fund is 0.015% on the monthly average of all deposits comprised.
36.2    Restricted Availability Assets
As of the indicated dates, there are restrictions on the free availability of the following assets:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash at Banks and Government Securities

Items	09.30.24	12.31.23
For Operations in the Rosario Forward Market, MAE and BYMA	102,567,335	145,554,111
For Capacity of Repo Transactions	5,367,079	5,278,492
For Operations with Debit/Credit Cards	67,788,811	44,088,917
For Attachments	10,009	20,874
Minimum Offsetting Entry required to Operate as CNV Agents	1,904,249	1,524,557
Guarantees of the Competitiveness Program for Regional Economies (IDB - FONDEFIN)	211,195	273,479
For Other Operations (includes Deposits as Collateral from Rentals)	211,547	373,201
For Forward Purchases for Repurchase Transactions	48,303,707	47,506,425
For Surety Guarantees	695,248,595	342,400,067
b)    Escrow Accounts
Escrow accounts have been opened in the Argentine Central Bank for the operations related to the electronic clearing houses, cancellation checks and other similar operations which as of the indicated dates amounted to:

Items	09.30.24	12.31.23
Escrow Accounts	200,592,234	191,683,567
c)    Interests in Other Companies
The item “Investments in other Companies” includes the amount of 1,222,406 non-transferable non- endorsable registered ordinary shares of Electrigal S.A., which transfer is subject to the approval of the national authorities, in accordance with the terms of the concession contract duly signed.
d)    Contribution to Risk Funds
Banco Galicia, as a protective partner in the Risk Funds of Garantizar S.G.R., Don Mario S.G.R., Movil S.G.R., Potenciar S.G.R., Bind Garantías S.G.R., and Aval Ganadero S.G.R., undertakes to maintain the contributions made to them for a period of 2 years.

Items	09.30.24	12.31.23
Fondo de Riesgo de Garantizar S.G.R.	17,211,026	6,617,957
Don Mario S.G.R.	2,200,000	1,612,648
Móvil S.G.R.	2,632,700	2,217,390
Potenciar S.G.R.	5,018,353	2,415,651
Bind Garantías S.G.R.	50,000	100,790
Aval Ganadero S.G.R.	480,000	—
Inviu S.A.U.

Items	09.30.24	12.31.23
Minimum Offsetting Entry required to Operate as CNV Agents	377,325	616,981
Deposits as Collateral	4,570,753	1,399,873
Surety Bonds	—	13,705
Naranja Digital Compañía Financiera S.A.U.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Escrow accounts have been opened in the Argentine Central Bank for the operations related to the electronic clearing houses, cancellation checks and other similar operations which as of the indicated date amounted to:

Items	09.30.24	12.31.23
Escrow Accounts	28,387,295	9,821,281
Tarjeta Naranja S.A.U.

Items	09.30.24	12.31.23
Attachments related to Legal Cases	1,245	1,245
Guarantees related to Rental Contracts	22,442	16,006
Guarantees related to consumer transactions with credit card abroad	3,341,637	11,622,179
Galicia Asset Management S.A.U.

Items	09.30.24	12.31.23
Minimum offsetting entry required to operate as Escrow Agent for Collective Investment Products, Mutual Funds as required by the CNV(*)	675,914	527,781
(*) As of September 30, 2024, it corresponds to 15,500,000 shares of the FIMA Capital Plus Class “C” Fund.
Galicia Securities S.A.U.

Items	09.30.24	12.31.23
Minimum Offsetting Entry required to Operate as CNV Agents	423,507	399,687
Deposits as Collateral	1,421,014	23,468,674
Galicia Holdings US Inc.

Items	09.30.24	12.31.23
Guarantees related to Rental Contracts	133,691	—
The total assets of restricted availability for the items indicated in the aforementioned controlled companies, as of the indicated dates, is as follows:

Items	09.30.24	12.31.23
Total Restricted Availability Assets	1,189,151,663	839,555,538
36.3    Fiduciary Activities
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Contract date	Trustor	Balances	Maturity(*)
11.23.11	Exxon Mobil	265,814	04.19.25
09.12.14	Copp. de Trab. Portuarios	10,561	09.12.24
03.08.23	Fondo Fiduciario Aceitero	8,827	12.31.24
12.12.23	Fdo. Anticiclico Agroalim 2023	3,813	12.31.24
	Total	289,015
(*) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	975,291	12.31.24
05.14.09	GAS II	20,263,105	12.31.24
06.08.11	MILA III	129,229	12.31.24
09.01.11	MILA IV	20,878	12.31.24
	Total	21,388,503
(*) Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
36.4.    Compliance with regulations required by the National Securities Commission
(a)    Agents - Minimum Offsetting Entry Required
Banco de Galicia y Buenos Aires S.A.U.
Within the framework of the provisions of Resolution No. 622/13 of the CNV, the Bank has obtained registration in the registry kept by said body in the categories of Escrow Agent for Collective Investment Products, Mutual Funds, in the Financial Trustors’ Registry No. 54 and Comprehensive Settlement and Offsetting Agent No. 22 (ALyC and AN - INTEGRAL).
As of September 30, 2024, for the Escrow Agent for Collective Investment Products, Mutual Funds in the Financial Trustors' Registry, the required Shareholders' Equity amounts to Ps. 1,121,333, and the minimum required offsetting entry is Ps. 560,667.
In the case of ALyC and AN - INTEGRAL, said requirement amounts to Ps. 555,178, with the minimum offsetting entry required being Ps. 277,589.
The Entity integrated these requirements with Argentine Republic Bonds, Adjusted by CER, valued at amortized cost in the amount of Ps. 1,904,249, whose fair value is Ps. 1,548,000, which are held in escrow in Caja de Valores (Comitente 100100).
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders' Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds, amounts to Ps. 1,310,189 and the minimum offsetting entry amounts to Ps. 655,094.
As of September 30, 2024, the Shareholders' Equity of Galicia Asset Management S.A.U. exceeds the minimum required by said Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 15,500,000 shares of Fondo FIMA MIX I Class “C,” equivalent to Ps. 675,914.
Galicia Securities S.A.U.
Within the framework of the provisions of CNV Resolution No. 622/13, Galicia Securities S.A.U. has obtained registration in the registry kept by said body in the categories “Own Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Placement and Distribution Agents of Mutual Funds.”
In accordance with the established requirements, the ALyC and AN Own Portfolio must have a minimum Shareholders' Equity equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA), such semi-annual requirement amounting to Ps. 549,949 as of June 30, 2024, with the minimum offsetting entry being Ps. 274,975.
In the case of a Placement and Distribution Agents of Mutual Funds, its Shareholders' Equity must be equivalent to 163,500 UVA, such requirement amounting to Ps. 191,170, with the minimum offsetting entry required of Ps. 95,585.
As of September 30, 2024, the Shareholders' Equity of Galicia Securities S.A.U. exceeds the minimum required as per the above paragraphs.
Galicia Securities S.A.U. integrated these requirements with National Treasury Bills - S14O4.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
INVIU S.A.U.
Within the framework of the provisions of CNV General Resolution No. 622/13, INVIU S.A.U.. has obtained registration in the registry kept by said body in the categories “Own Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Placement and Distribution Agents of Mutual Funds.”
In accordance with the established requirements, the ALyC and AN Own Portfolio must have a minimum Shareholders' Equity equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA), such semi-annual requirement amounting to Ps. 549,949 as of June 30, 2024, with the minimum offsetting entry being Ps. 274,975.
In the case of a Placement and Distribution Agents of Mutual Funds, its Shareholders' Equity must be equivalent to 163,500 UVA, such requirement amounting to Ps. 191,170, with the minimum offsetting entry required of Ps. 95,585.
As of September 30, 2024, the Shareholders' Equity of INVIU S.A.U. exceeds the minimum required established in the preceding paragraphs.
INVIU S.A.U. integrated this requirement with a demand account opened at JP Morgan Chase Bank National Association, for the amount of Ps. 377,325.
(b) Escrow Agent for Collective Investment Products, Mutual Funds
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Galicia Administradora de Fondos S.A., in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones,” “Fima P.B. Acciones,” “Fima Renta En Pesos,” “Fima Ahorro Pesos,” “Fima Renta Plus,” “Fima Premium,” “Fima Ahorro Plus,” “Fima Capital Plus,” “Fima Abierto Pymes,” “Fima Mix I,” “Fima Mix II,” “Fima Renta Fija Internacional,” “Fima Acciones Latinoamericanas en dólares,” “Fima Sustentable ASG,” “Fima Renta Fija Dólares” and “Fima Mix Dólares,” it is hereby stated that the total quantity held in escrow as of September 30, 2024 is 101,913,347,528 shares, their cash value being Ps. 6,408,337,558, which is reflected in the account “Depositors of Securities Held in Escrow.” At the closing of the previous fiscal year, securities held in escrow amounted to the quantity of 83,582,052,338 shares and their cash value was Ps. 7,022,958,149.
The equity of the Mutual Funds is detailed below as of the indicated dates:

Investment Mutual Fund - Equity	09.30.24	12.31.23
Fima Acciones	70,093,370	57,197,137
Fima P.B. Acciones	42,400,812	32,872,983
Fima Renta En Pesos	96,375,402	163,541,767
Fima Ahorro Pesos	308,046,712	119,958,286
Fima Renta Plus	67,810,300	111,507,466
Fima Premium	5,307,052,703	5,806,470,155
Fima Ahorro Plus	306,887,156	201,446,287
Fima Capital Plus	126,233,261	452,214,412
Fima Abierto Pymes	11,395,030	13,703,353
Fima Mix I	24,023,884	37,518,517
Fima Mix II	6,202,163	8,491,227
Fima Renta Fija Internacional	5,337,897	9,588,923
Fima Sustentable ASG	3,849,168	7,378,383
Fima Acciones Latinoamericanas Dólares	486,086	1,069,253
Fima Renta Fija Dólares	3,247,378	—
Fima Mix Dólares	28,896,236	—
Total	6,408,337,558	7,022,958,149
All the previously detailed operations are recorded in Off-Balance Sheet Items - Securities held in Escrow.
(c)    Documentation Safeguarding
In accordance with CNV General Resolution No. 629, the Group informs that it is in possession of supporting documentation of accounting and management operation safeguarded at AdeA (Tax ID. No. 30- 68233570-6) Plant III, located in Ruta Provincial 36 km 31.5 N° 6471 (PC 1888) Bosques, Province of Buenos Aires, legal domicile at Av. Juramento 1775, Piso 4 (1428), City of Buenos Aires.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
36.5.    ACCOUNTS THAT IDENTIFY COMPLIANCE WITH THE MINIMUM CASH
As of September 30, 2024, the balances recorded in the regulatory items are the following:

		In currency
Item	Ps.	Thousand US$	Euros(*)
Checking Accounts held in the Argentine Central Bank	436,566,666	1,775,747	28
Special Accounts in the Argentine Central Bank	196,877,899	4,490	—
National Treasury Bonds in Argentine Pesos Computable for Minimum	221,037,899	—	—
Argentine Government Securities	481,257,860	—	—
Total in Concept of Integration of the Minimum Cash	1,335,740,324	1,780,237	28
(*) Stated in thousand US$.
The determination of the minimum capital position on Banco Galicia's individual basis is detailed below: Balances are disclosed in accordance with the standard and currency in force in each period/fiscal year.

Items	09.30.24	12.31.23
Capital Requirement	1,001,481,864	454,010,943
Integration	3,240,767,450	1,376,283,996
Excess of Integration	2,239,285,586	922,273,053
36.6.    PENALTIES APPLIED TO BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND PRELIMINARY PROCEEDINGS FILED BY THE ARGENTINE CENTRAL BANK
Penalties applied to the financial institution pending as of September 30, 2024
UIF Proceedings - Docket 867/13.
•Penalty notification date: June 19, 2020.
•Reason of the Penalty: alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (Paragraph j), Article 14 (Paragraph h), Article 21 (Paragraph a), Article 23 and Article 24 (Paragraphs d and e). These objections are linked to the risk matrix and the operations monitoring system in relation to the prevention of money laundering and financing of terrorism and the alleged lack of required information.
•Amount applied and those responsible sanctioned (penalties): penalties for global amounts of Ps. 440 to the Bank and eight Directors.
•Status of the case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III was designated to issue judgment. On February 19, 2021, the Financial Information Unit (Unidad de Información Financiera, UIF) answered the direct appeal; on March 3, 2021, the procedural step was taken by which the parties were warned that judgment was being considered, and on November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. On December 15, 2023, a Federal Extraordinary Appeal was filed against this last decision. On February 2, 2024, the UIF answered the direct appeal. On February 22, 2024, the Court of Appeals denied the Extraordinary Federal Appeal, also establishing the compensation for the lawyers of the UIF. On February 29, 2024, an appeal was filed against this resolution before the Argentine Supreme Court of Justice; no decision has so far been made.
UIF Proceedings - Docket No. 127/18.
•Date of notification of the opening of the summary proceeding: April 18, 2022.
•Imputation of Charges: Alleged breaches in the determination of customer profile, deficiencies in the implementation of technological tools and monitoring and in the parameterization of alerts, as well as the alleged untimeliness of an STR filed and failure to file an STR of a customer; this in alleged violation of Articles 20 bis, 21 Paragraphs a) and b), and 21 bis of Law No. 25,246; and Articles 3 (Paragraph g); 21 (Paragraphs g and j); 22 (Paragraph a-); 23; 24 (Paragraphs d-, e- and f-); and 34 of UIF Resolution No. 121/2011, as amended.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
•Defendants: The Bank and seven Directors.
•Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28.
Argentine Central Bank Summary Proceeding No. 1613.
•Date of notification of the opening of the summary proceeding: August 24, 2023.
•Imputation of Charges: Alleged violation of the provisions of the Ordered Text of the rules on the “Regulation of the bank checking account”, according to Communication “A” 4971. OPASI Circular 2 - 402. Schedule. Section 7, Paragraph 7.3, Points 7.3.1.5 -in accordance with the provisions of Section 8, Points 8.2.3-, 7.3.3.2 i) and 7.3.3.2 iii) (as supplemented and amended) due to an alleged failure to ratify in court the report of loss and an inadequate report of the checks in the Information Regimes regarding two checks corresponding to a customer which were rejected due to an “Order not to pay - With funds.”
•Defendants: the Bank, three Managers and a Check Processing Leader.
•Status of the case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed. On February 29, 2024, it was resolved to open the summary proceeding for submitting evidence, rejecting part of it -with respect to which a reservation was filed- and admitting the rest. After the evidence was favorably submitted, on April 12, the discovery period was closed, and a ten-day notice was served in order to present arguments on the merits of the evidence, and the arguments were presented on April 26, 2024, with no further developments in the case.
Argentine Central Bank Summary Proceeding No. 1620.
•Date of notification of the opening of the summary proceeding: December 18, 2023.
•Imputation of Charges: Alleged violation of the provisions of the Ordered Text of the “Minimum Standards on Internal Controls for Financial Institutions”, according to Communication “A” 6552, Circular CONAU 1 - 1289, Schedule I, Section I - Basic Concepts-, Point 1 - Internal Control, and Section IV - Design and Documentation of Controls-, Point 1 - Responsibilities in the Design and Implementation of Controls-, as supplemented and amended; and the Ordered Text of the rules on “Guidelines for Risk Management in Financial Institutions”, according to Communication “A” 5398, Circular RUNOR 1 - 1013, Schedule, Section 1 - Risk Management Processes-, Point 1.1. -Scope of the Guidelines-, Point 1.4. -General Principles-, Sub-point 1.4.3, and Section 6 -Operational Risk Management-, Point 6.1.2., as supplemented and amended, due to alleged failures in internal controls and deficiencies in the management of the financial entity between 09.02.19 and 08.05.22.
•Defendants: The Bank and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
•Status of the case: On February 2, 2024, a general reply was filed by all the defendants, and on March 7, 8 and 20, additional personal replies were filed. On April 24, 2024, it was resolved to open the summary proceeding to submit evidence, which was partially rejected -with respect to which a request to preserve the right of defense and a reversal request were filed- and the rest was admitted. On May 30, 2024, the discovery period was closed, and a ten-day notice was served in order to present arguments on the merits of the evidence, and the arguments were presented on June 13, 2024, with no further developments in the case.
Argentine Central Bank Summary Proceeding No. 7732.
•Penalty notification date: August 8, 2022.
•Imputation of Charges: Having conducted exchange transactions made by customers without the prior approval of the Argentine Central Bank in alleged violation to Article 1, paragraphs e) and f) of the Foreign Exchange Criminal Regime (as amended by Executive Order No. 480/95), which includes the regulations of points 5, 6, 9, 10, 15 and 18 of Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665, and 84797, as amended and supplemented.
•Responsible persons receiving penalties: General Manager, Area Managers and other officers.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
•Status of the case: On February 28, 2023, the case was presented for the defense of all the defendants. The statute of limitations was raised. The defendants’ individual replies for their defense were recently filed. On August 14, 2023, the demurrer with respect to two of the defendants was rejected, and on August 17, 2023, we filed a request to preserve the right of defense with respect to this demurrer. On January 25, 2024, the Argentine Central Bank rejected the demurrer filed with respect to another defendant, a resolution with respect to which we filed a request to preserve the right of defense on February 5, 2024, which was taken into account on April 3, 2024. Finally, on May 29, the trial period was opened and is currently in progress.
CNV Summary Proceeding No. 87/2024.
•Date of notification of the opening of the summary proceeding: April 30, 2024.
•Imputation of Charges: Alleged violation of Article 117, Paragraph “b”, of Law No. 26,831, as amended, Article 2°, Paragraphs “a”, “b” and “c”, Section II, Chapter III, Title XII, of the CNV Regulations (consolidated text of 2013 and amendments), and Article 59 of Law No. 19,550, based on a report prepared by the Argentine Central Bank and sent to the CNV, which indicates that it has detected a series of transactions that, affecting the volumes and prices considered, could have induced a distorted application of Communication “A” 7546 and complementary notes in the execution of put options that have the Argentine Central Bank as the acquiring party. In their report, they state that in spite of the difficulties to accurately establish the valuations of bonds with hybrid characteristics, such as dual bonds, accentuated by the low liquidity and a discontinuous distribution of the curve, the put options executed could not have been exercised at the resulting levels if there had not been transactions carried out on February 19 and 20, 2024 by the Bank and its related companies Galicia Securities S.A.U. and Inviu S.A.U. The transactions between the aforementioned companies allegedly allowed the exercise of the liquidity option (PUT) of the Dual Bond (TDE25) for NV Ps. 113 million according to Communication “A” 7546 and complementary notes, in apparent excess for an amount of Ps. 23,072,000 in relation to the amount that would have corresponded if an extrapolated price had been applied. The result generated by such transaction was registered under the line “Net Income from Financial Instruments at Fair Value through Profit or Loss” in the Statement of Income.
•Defendants: six Regular Directors and the three Regular Syndics of the Bank, three Regular Directors and the three Regular Syndics of Galicia Securities S.A.U. in office at the time of the facts, and five Regular Directors and the three Regular Syndics of INVIU S.A.U. in office at the time of the facts.
•Status of the case: During the period, the pertinent answers to the charge have been presented; on the other hand, the Argentine Central Bank debited the amount of Ps. 28,837,892 voluntarily offered by the Entity as full compensation for the alleged damage and interest, without prejudice to the defense arguments, or recognition of facts or rights, a situation that has been notified to the CNV.
As of the date of preparation of these Consolidated Condensed Interim Financial Statements, provisions have been made, the impact of which is registered in the line “Other Operating Expenses” in the Statement of Income, based on the opinion of our legal advisors, without excluding the possibility of changes in the situation that may occur in the future based on the progress of the case.
Subsequent to the end of the period, the following notification has been received:
Financial Summary No. 1631 (BCRA File No. EX2024-00152644-GDEBCRA#BCRA).
•Date of notification of the opening of the summary: October 23, 2024.
•Imputed charges: alleged management and/or internal control failures and weaknesses of the financial institution in apparent violation of the provisions in: (i) certain sections of the Consolidated Text of the "Minimum Standards on Internal Controls for Financial Entities" and its complementary and amended provisions; (ii) certain provisions of the Orderly Text of the “Norms on Guidelines for Risk Management in Financial Institutions”, as supplemented and amended; and (iii) certain provisions of the Orderly Text of the “Norms on Guidelines for Corporate Governance in Financial Institutions”, and its complementary and amended provisions. This, based on the transactions carried out between February 19, 2024 and February 21, 2024 by the Bank and its related companies Galicia Securities S.A.U. and INVIU S.A.U. with the Dual Bond (TDE25) and the subsequent execution of the liquidity option (put).

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
•Defendants: the Bank, seven directors, the General Manager, the former manager of the Financial Banking Area, the former manager of Trading & Global Markets, the former Trading Team Leader of the Trading & Global Markets Management and three traders of the Trading & Global Markets Management.
•Status of the case: To date, the Bank has presented its defense, denying the allegations received and presenting its defensive arguments.
It is considered that the resolution of these proceedings will not have a significant impact on the Group’s equity.
36.7.    ISSUANCE OF BONDS
Debt Securities issues are detailed in Notes 17 and 19.
36.8.    RESTRICTIONS TO DISTRIBUTION OF PROFITS
According to Art. 70 of the General Companies Act, Grupo Financiero Galicia S.A. must transfer to Legal Reserve 5% of the profit for the fiscal year, until said reserve reaches 20% of the capital stock plus the balance of the Capital Adjustment account.
As regards Banco Galicia, Argentine Central Bank regulations stipulate that 20% of the profits as per the Statement of Income at fiscal year closing must be allocated to Legal Reserve, plus (or minus) the Adjustments of the previous fiscal years and minus the accumulated loss, if any, at the closing of the previous fiscal year.
This proportion is applied regardless of the Legal Reserve to Capital Stock ratio. Whenever the Legal Reserve is used to absorb losses, profits may only be distributed again when the Reserve value reaches 20% of the Capital Stock plus the Capital Adjustment.
In accordance with the conditions established by the Argentine Central Bank, profits may only be distributed to the extent that Income is positive, after deducting the following items from the Retained Earnings, in addition to the Legal Reserve and that set forth in Bylaws, which set up be enforceable: the difference between the book value and the market value of public sector assets, and/or Argentine Central Bank's debt instruments not valued at market price, the amounts activated by deposits-related judicial causes, and the non-accounted adjustments required by the Argentine Central Bank and the external audit.
Additionally, another requirement in order to be able to distribute profits is to comply with the minimum capital technical ratio. The latter, exclusively for these purposes, will be determined by excluding the items mentioned above from asset and Retained Earnings. Likewise, the existing exemptions in terms of requirement, integration and/or minimum capital position will not be computed.
The Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Said margin must exclusively be integrated with Level 1 ordinary principal, net of deductible items. Income distribution will be limited when the level and composition of the entity's Regulatory Capital puts said distribution within the range of the capital conservation margin.
The Argentine Central Bank provided that income distribution must be performed with its prior authorization.
The Argentine Central Bank established that, from 01.01.24 until 12.31.24, the financial institutions may distribute income for up to 60% of the accumulated income, with prior authorization by said institution. In turn, said distribution may be made in 3 installments in homogeneous currency of each payment.
In May, the Argentine Central Bank authorized Banco Galicia the distribution of profits for a total amount of Ps.255,000,000 expressed in December 2023 currency, which were paid in full on the date of signing these condensed interim consolidated financial statements.
The Ordinary and Extraordinary General Meeting of Tarjeta Naranja S.A.U. held on March 16, 2006 resolved to set the maximum limit for the distribution of dividends at 25% of the realized and liquid earnings of each fiscal year, said restriction will remain in force as long as the Company's Shareholders' Equity is less than Ps. 300,000 (Ps. 104,293,726 in closing currency).

NOTE 37. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
On the international front, Donald Trump's victory led to disparate movements in financial assets. Assets such as the main stock indexes and the dollar reacted upwards while fixed income was negatively affected. Trump's proposed policies, such as tax cuts, increased protectionism and regulatory easing, boosted expectations for economic growth and corporate profit margins, especially in small and medium-sized companies. However, this new policy stance generated a spike in interest rates due to higher expectations of future inflation. Despite this, the Federal Reserve announced a further 25 bps cut in line with market expectations, bringing the rate range to 4.5%-4.75%. Despite the decision, US bond yields rose to 4.4% for the 10-year case, while, by contrast, equities advanced by an average of 2% over the last month.
At the local level, during the first half of 2024, the Gross Domestic Product showed a 3.4% drop compared to the first half of 2023. The retraction was explained by investment (-24.6%), private consumption (-8.2%) and public consumption (-5.2%). Exports, on the other hand, grew 29%. In seasonally adjusted terms, the Gross Domestic Product accumulated three consecutive quarters of contraction, with decreases of 2.3% in the fourth quarter of 2023, 2.2% in the first quarter of 2024 and 1.7% in the second quarter of 2024. However, according to data from the Monthly Estimator of Economic Activity, the third quarter of 2024 would have recovered 3.4% with respect to the previous quarter.
After closing 2023 with an inflation rate of 25.5% in December, the speed of price variation has been declining throughout 2024. In October, inflation was below 3%, standing at 2.7% per month. On a year-on-year basis, the rate of price variation slowed to 193.0%, having reached a peak of 289.4% in April 2024. In the first ten months of the year, cumulative inflation amounted to 107.0%.
After the exchange rate jump in December 2023 and up to the present, the exchange rate has sustained a crawl of around 2% per month. The exchange rate went from 810.7 Ps./USD since the beginning of January to 1006.8 Ps./USD as of November 22, according to BCRA Communication “A” 3500.
So far in 2024, the International Reserves increased by USD 7,800 million, an increase explained by the purchases of foreign currency from the private sector. As of November 22, such purchases amounted to USD 17,693 million.
The money laundering program implemented by the Government achieved the regularization of USD 23,321 million during Stage 1. This was made up of USD 20,631 million in special accounts and in special asset regularization accounts (CERA and CCERA), while the remaining USD 2,690 million was made up of other declared assets. As part of the asset externalization process, private sector dollar deposits amounted to USD 33,387 million (data as of November 19), a growth of USD 14,779 million between August 15 and November 19. Dollar credit to the private sector stood at USD 8,786 million as of the latest available data, an increase of USD 2,204 million during the mentioned period.
As of July 22, the Central Bank ceased to carry out overnight passive passive operations, defining the Fiscal Liquidity Bills (LEFI) as the new liquidity regulation instruments within a new monetary framework. The reference rate has become that of the LEFI, securities issued by the Treasury whose rate is defined by the Central Bank.
The monetary authority has made six interest rate cuts this year. The benchmark interest rate was reduced from 100% at the beginning of 2024 to 35% at the beginning of November. It remains at this level at the time of writing.
During the first ten months of 2024, the Non-financial Public Sector presented a surplus primary result of Ps. 10,325,310 million (equivalent to 1.8% of GDP). This result, net of interest payments, gave rise to a positive financial result of Ps. 2,964,929 million (0.5% of GDP). This was explained by a year-on-year fall in real expenditure of 28.9%, which exceeded the real deterioration in revenues (-6.6% year-on-year).
In May 2024, the International Monetary Fund (IMF) announced that its technical team had completed the eighth review of the Extended Fund Facility Agreement. This review was approved in June by the IMF Board of Directors, thereby enabling the disbursement of approximately USD 800 million. Additionally, it was reported that all performance criteria for the first quarter had been met with margins, resulting in a better outcome than initially expected. Revisions for the second and third quarters are still pending.
The context of volatility and uncertainty continues at the date of issuance of these Consolidated Condensed Interim Financial Statements.
The Group's Directors permanently monitor the evolution of the variables that affect their business, to define their course of action and identify the potential impacts on their financial position. These consolidated financial statements must be read in the light of these circumstances.

NOTE 38. SUBSEQUENT EVENTS

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Events occurring after the closing date and prior to the issuance of these financial statements are detailed below:
Irrevocable Contributions

Contributing company	Recipient company	Date	Currency of contribution	Amount in currency of contribution	Amount in Ps.
Grupo Financiero Galicia S.A.	Galicia Holdings US Inc	10.04.24	USD	1,500,000	1,461,750
Grupo Financiero Galicia S.A.	Galicia Investments LLC	10.04.24	USD	1,000	975
Grupo Financiero Galicia S.A.	Galicia Ventures LP	10.04.24	USD	99,000	96,476
Issuance of Negotiable Obligations

Company	Placement date	Class No.	Currency	NV	Term	Maturity Date	Rate
Banco Galicia	10.10.24	XVI	USD	325,000,000	4 years	10.10.28	7.75%
Banco Galicia	11.01.24	XVII	USD	83,477,768	6 months	04.30.25	2.00%
Tarjeta Naranja	11.21.24	LXIII	USD	179,163,334	367 days	11.28.25	6.25%
On 10.17.24, the Argentine Central Bank authorized Banco Galicia to access the foreign exchange market to facilitate the repatriation of direct and indirect investments by HSBC Latin America BV in HSBC Bank Argentina S.A., as part of the sale agreement approved by the BCRA Board (See Note 9), provided that the access is executed for up to the equivalent of the funds raised abroad through the issuance of Class XVI negotiable obligations.
Dividends
On 10.16.24, the Ordinary Shareholders' Meeting of Tarjeta Naranja S.A. approved the payment of dividends for Ps. 36,000,000.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Holding
	Fair Value Level	Book Balance as of
		09.30.24	12.31.23
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,095,889,678	1,207,056,327
Local		1,066,918,935	1,174,972,450
Government Securities		611,989,054	1,122,629,430
Argentine Government Bonds	Level 1	157,763,605	1,103,349,106
Argentine Government Bonds	Level 2	146	129
Provincial Government Bonds	Level 1	10,252,606	191,552
Provincial Government Bonds	Level 2	4,335,746	1,879,345
Provincial Government Bonds	Level 3	16,327,615	—
City of Buenos Aires Bonds	Level 1	2,095,747	4,618,250
Treasury Bills	Level 1	421,213,589	12,591,048
Argentine Central Bank Bills and Notes		431,217,696	—
Argentine Central Bank Bills	Level 1	92,170,172	—
Argentine Central Bank Bills	Level 2	333,331,534	—
Argentine Central Bank Notes	Level 1	5,715,990	—
Corporate Securities		23,712,185	52,343,020
Debt securities	Level 1	21,319,327	50,881,503
Debt securities	Level 2	337,832	597,075
Debt securities	Level 3	1,974,385	500,278
Debt Securities from Financial Trusts	Level 1	80,641	—
Debt Securities from Financial Trusts	Level 2	—	364,164
From Abroad		28,970,743	32,083,877
Government Securities		28,970,743	32,083,877
Foreign Treasury Bills	Level 1	28,970,743	32,083,877

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

Item	Holding
	Fair Value Level	Book Balance as of
		09.30.24	12.31.23
OTHER DEBT SECURITIES		3,264,136,319	3,883,122,914
Measurement at Fair Value through OCI		656,027,979	42,993,826
Local		656,027,979	42,993,826
Government Securities		656,027,979	21,451,443
Argentine Government Bonds	Level 1	6,718,073	20,627,536
Provincial Government Bonds	Level 1	485,448	—
Treasury Bills	Level 1	648,824,458	245,360
Treasury Bills	Level 2	—	578,547
Argentine Central Bank Bills and Notes		—	21,542,383
Liquidity Bills	Level 2	—	21,542,383
Argentine Central Bank Notes	Level 2	—	—
Measurement at Amortized Cost		2,608,108,340	3,840,129,088
Local		2,608,108,340	3,840,129,088
Government Securities		2,561,712,216	3,183,329,271
Argentine Government Bonds		2,479,443,299	2,477,361,416
Treasury Bills		84,916,794	715,136,212
Allowance for Uncollectible Accounts Risk		(2,647,877)	(9,168,357)
Argentine Central Bank Bills		32,975,588	637,640,155
Internal Bills		32,975,588	637,640,155
Corporate Securities		13,420,536	19,159,662
Debt securities		13,368,756	18,591,177
Debt Securities from Financial Trusts		—	410,181
Others		51,780	158,304
Allowance for Uncollectible Accounts Risk		—	—
INVESTMENTS IN EQUITY INSTRUMENTS		22,918,406	19,427,399
Measured at Fair Value through Profit or Loss		22,918,406	19,427,399
Local		17,539,524	16,130,007
Shares	Level 1	4,356,564	3,918,790
Shares	Level 2	—	—
Shares	Level 3	13,182,960	12,211,217
From Abroad		5,378,882	3,297,392
Shares	Level 1	1,807,123	1,543,509
Shares	Level 2	—	—
Shares	Level 3	3,571,759	1,753,883

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	09.30.24	12.31.23
COMMERCIAL PORTFOLIO
In Normal Situation	2,422,887,866	1,935,645,065
With Preferred Guarantees and Counter-guarantees “A”	80,514,029	57,242,384
With Preferred Guarantees and Counter-guarantees “B”	67,329,590	73,275,700
Without Preferred Guarantees or Counter-guarantees	2,275,044,247	1,805,126,981
With Special Follow-up - Under observation	1,700,894	4,501,365
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	1,554,056
Without Preferred Guarantees or Counter-guarantees	1,700,894	2,947,309
With Problems	—	—
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—
Without Preferred Guarantees or Counter-guarantees	—	—
With High Insolvency Risk	—	933,296
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—
Without Preferred Guarantees or Counter-guarantees	—	933,296
Irrecoverable	—	1,796,866
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—
Without Preferred Guarantees or Counter-guarantees	—	1,796,866
TOTAL COMMERCIAL PORTFOLIO	2,424,588,760	1,942,876,592

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

Item	09.30.24	12.31.23
HOUSING AND CONSUMPTION PORTFOLIO
Normal situation	7,264,943,899	5,298,598,330
With Preferred Guarantees and Counter-guarantees “A”	169,090,514	74,096,971
With Preferred Guarantees and Counter-guarantees “B”	430,112,157	288,818,757
Without Preferred Guarantees or Counter-guarantees	6,665,741,228	4,935,682,602
Low Risk	141,932,646	87,266,881
With Preferred Guarantees and Counter-guarantees “A”	42,923	600,901
With Preferred Guarantees and Counter-guarantees “B”	1,051,217	2,229,241
Without Preferred Guarantees or Counter-guarantees	140,838,506	84,436,739
Medium Risk	125,566,337	64,112,871
With Preferred Guarantees and Counter-guarantees “A”	168,369	91,377
With Preferred Guarantees and Counter-guarantees “B”	2,165,374	2,180,630
Without Preferred Guarantees or Counter-guarantees	123,232,594	61,840,864
High Risk	128,586,983	80,781,063
With Preferred Guarantees and Counter-guarantees “A”	337,390	306,216
With Preferred Guarantees and Counter-guarantees “B”	1,739,138	1,794,439
Without Preferred Guarantees or Counter-guarantees	126,510,455	78,680,408
Irrecoverable	12,193,654	32,753,416
With Preferred Guarantees and Counter-guarantees “A”	109,762	64,651
With Preferred Guarantees and Counter-guarantees “B”	503,371	1,592,935
Without Preferred Guarantees or Counter-guarantees	11,580,521	31,095,830
TOTAL HOUSING AND CONSUMPTION PORTFOLIO	7,673,223,519	5,563,512,561
GRAND TOTAL (1)	10,097,812,279	7,506,389,153

(1) Reconciliation between Schedule B and the Statement of Financial Position:	09.30.24	12.31.23
Loans and Other Financing	8,727,696,976	6,209,644,675
Other Debt Securities	3,264,136,319	3,883,122,914
Agreed Credits and Guarantees Granted accounted Off-Balance Sheet	815,786,933	844,908,108
plus Allowances	436,802,255	268,459,417
plus IFRS Adjustments not computable for the Statement of Debtor's Financial Position	124,169,672	179,791,808
minus Others not computable for the Statement of Debtors' Financial Position	(17,416,216)	(15,574,517)
minus Government Securities and Monetary Regulation Instruments	(3,253,363,660)	(3,863,963,252)
Total	10,097,812,279	7,506,389,153

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

	Financing
	09.30.24		12.31.23
	Debt Balance	% on total portfolio	Debt Balance	% on total portfolio
10 Largest Customers	692,179,652	7%	488,514,072	7%
Next 50 Largest Customers	784,601,734	7%	618,280,450	8%
Next 100 Largest Customers	454,705,386	5%	395,482,187	5%
Remaining Customers	8,166,325,507	81%	6,004,112,444	80%
Total (1)	10,097,812,279	100%	7,506,389,153	100%

(1) Reconciliation between Schedule B and the Statement of Financial Position:	09.30.24	12.31.23
Loans and Other Financing	8,727,696,976	6,209,644,675
Other Debt Securities	3,264,136,319	3,883,122,914
Agreed Credits and Guarantees Granted accounted Off-Balance Sheet	815,786,933	844,908,108
plus Allowances	436,802,255	268,459,417
plus IFRS Adjustments not computable for the Statement of Debtor's Financial Position	124,169,672	179,791,808
minus Others not computable for the Statement of Debtors' Financial Position	(17,416,216)	(15,574,517)
minus Government Securities and Monetary Regulation Instruments	(3,253,363,660)	(3,863,963,252)
Total	10,097,812,279	7,506,389,153

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated
The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts, undiscounted.

		Terms until Maturity
Item	Portfolio	1 month	3 months	6 months	12 months	24 months	More than	Total
	past du						24 months
Non-financial Public Sector	—	4,773,566	—	—	—	—	—	4,773,566
Financial Sector	—	64,569,338	5,641,111	5,910,716	13,380,860	8,498,967	2,157,941	100,158,933
Non-financial Private Sector and Residents Abroad	273,499,073	5,282,827,315	2,301,493,840	1,875,283,765	2,389,944,336	2,132,363,407	2,137,417,408	16,392,829,144
Total	273,499,073	5,352,170,219	2,307,134,951	1,881,194,481	2,403,325,196	2,140,862,374	2,139,575,349	16,497,761,643

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE H – CONCENTRATION OF DEPOSITS
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

	Deposits
	09.30.24		12.31.23
Number of Customers	Placement Balance	% on total portfolio	Placement Balance	% on total portfolio
10 Largest Customers	3,021,324,380	22%	2,648,279,151	23%
Next 50 Largest Customers	1,307,922,908	10%	1,238,231,942	11%
Next 100 Largest Customers	445,064,168	3%	531,029,581	5%
Remaining Customers	8,928,903,849	65%	7,088,255,869	61%
Total	13,703,215,305	100%	11,505,796,543	100%

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts, undiscounted.

	Terms until Maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposit accounts (1)	13,461,642,953	195,025,536	52,439,234	16,192,650	1,153,681	1,378,791	13,727,832,845
Non-Financial Public Sector	565,082,601	26,903,974	141,367	26,036	—	—	592,153,978
Financial Sector	1,401,128	—	—	—	—	—	1,401,128
Non-Financial Private Sector and Residents Abroad	12,895,159,224	168,121,562	52,297,867	16,166,614	1,153,681	1,378,791	13,134,277,739
Liabilities at Fair Value through Profit or Loss	5,357,923	—	—	—	—	—	5,357,923
Derivative Financial Instruments	29,212,121	—	—	—	—	—	29,212,121
Repurchase Transactions	641,177,404	—	—	—	—	—	641,177,404
Other Financial Institutions	641,177,404	—	—	—	—	—	641,177,404
Other Financial Liabilities	2,117,963,318	394,963,592	79,737,954	7,246,808	12,405,238	19,085,006	2,631,401,916
Financing from the Argentine Central Bank and Other Financial Institutions	70,015,538	54,226,056	73,170,782	111,216,124	2,346,818	7,388,499	318,363,817
Issued Debt Securities	8,787,238	38,997,589	120,875,040	35,433,374	4,255,774	—	208,349,015
Subordinated Debt Securities	3,813,451	—	9,612,633	9,612,633	260,566,779	—	283,605,496
Total	16,337,969,946	683,212,773	335,835,643	179,701,589	280,728,290	27,852,296	17,845,300,537

(1) Maturities for the first month include:
Checking Accounts	1,093,815,125
Savings Accounts	9,046,060,677
Time Deposits	3,186,121,466
Other Deposits	135,645,685

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Balances at the beginning of the fiscal year	Increases	Decreases
			Reversals of Allowances for Loan Losses	Charge offs	Effect Inflation	Balances as of 09.30.24	Balances as of 12.31.23
LIABILITIES
Provisions for Termination Benefits	8,091,078	30,145,860	—	(856,919)	(7,318,396)	30,061,623	8,091,078
Others	33,007,129	89,621,206	(1,303,603)	(35,393,264)	(33,934,546)	51,996,922	33,007,129
TOTAL PROVISIONS	41,098,207	119,767,066	(1,303,603)	(36,250,183)	(41,252,942)	82,058,545	41,098,207

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE L – FOREIGN CURRENCY BALANCES
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Headquarters and Branch Offices in the Country		30.09.24
		09.30.24	US Dollar	Euro	Real	Others	12.31.23
ASSETS
Cash and Due from Banks	5,654,801,081	5,654,801,081	5,626,790,783	23,245,238	374,413	4,390,647	3,738,918,718
Debt Securities at Fair Value through Profit or Loss	124,060,003	124,060,003	124,060,003	—	—	—	910,889,181
Other Financial Assets	53,693,610	53,693,610	53,693,610	—	—	—	104,183,139
Loans and Other Financing	1,196,187,889	1,196,187,889	1,195,096,093	329,589	—	762,207	390,651,275
Non-financial Public Sector	34,856	34,856	34,856	—	—	—	—
Other Financial Institutions	5,379	5,379	5,379	—	—	—	—
Non-financial Private Sector and Residents Abroad	1,196,147,654	1,196,147,654	1,195,055,858	329,589	—	762,207	390,651,275
Other Debt Securities	319,087,730	319,087,730	319,087,730	—	—	—	703,947,281
Financial Assets Pledged as Collateral	15,531,639	15,531,639	15,531,639	—	—	—	113,659,887
Investments in Equity Instruments	5,378,882	5,378,882	3,985,458	1,393,424	—	—	3,297,828
Other Non-financial Assets	3,714,065	3,714,065	3,714,065	—	—	—	8,169,229
TOTAL ASSETS	7,372,454,899	7,372,454,899	7,341,959,381	24,968,251	374,413	5,152,854	5,973,716,538
LIABILITIES
Deposits	6,268,774,727	6,268,774,727	6,268,774,727	—	—	—	3,620,595,729
Non-Financial Public Sector	90,256,202	90,256,202	90,256,202	—	—	—	39,553,388
Financial Sector	173,335	173,335	173,335	—	—	—	454,900
Non-Financial Private Sector and Residents Abroad	6,178,345,190	6,178,345,190	6,178,345,190	—	—	—	3,580,587,441
Liabilities at Fair Value through Profit or Loss	1,606,435	1,606,435	1,606,435	—	—	—	54,281,293
Other Financial Liabilities	388,966,733	388,966,733	383,833,079	3,721,008	—	1,412,646	377,894,187
Financing from the Argentine Central Bank and Other Financial Institutions	39,816,663	39,816,663	38,234,559	1,582,104	—	—	75,076,945
Issued Debt Securities	12,624,664	12,624,664	12,624,664	—	—	—	43,644,001
Subordinated Debt Securities	245,154,965	245,154,965	245,154,965	—	—	—	414,476,406
Other Non-Financial Liabilities	18,399,196	18,399,196	18,387,944	2,148	—	9,104	33,170,809
TOTAL LIABILITIES	6,975,343,383	6,975,343,383	6,968,616,373	5,305,260	—	1,421,750	4,619,139,370

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Hedge Type	Purpose of the Operations Performed	Underlying Assets	Type of Settlement	Scope of Negotiation of Counterpart	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount (*)
FORWARDS IN FOREIGN CURRENCY
OTC- Purchases	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	MAE	3	1	2	7,337,020
OCT - Sales	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	MAE	2	1	1	6,004,000
ROFEX - Purchases	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	ROFEX	5	1	3	298,828,705
ROFEX - Sales	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	ROFEX	5	1	3	623,518,049
FORWARDS - CUSTOMERS
Purchases	Not applicable	Brokerage - Own Account	Foreign Currency	At Maturity of Differences	OTC – Residents in the Country - Non- Financial Sector	6	193	4	282,284,414
Sales	Not applicable	Brokerage - Own Account	Foreign Currency	At Maturity of Differences	OTC - Country residents - Non- financial sector	2	65	2	77,704,135
REPURCHASE TRANSACTIONS
Forward Purchases	Not applicable	Brokerage - Own Account	Argentine Government Securities	With Delivery of Underlying Asset	MAE	—	—	—	48,303,707
Forward Sales	Not applicable	Brokerage - Own Account	Argentine Government Securities	With Delivery of Underlying Asset	MAE	—	—	—	22,318,502
(*) Corresponds to notional values.

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE R – BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS
FOR THE PERIOD COMMENCED JANUARY 1, 2024 AND ENDED SEPTEMBER 30, 2024, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

			ECL of remaining financial assets lifetime
	Balances at the beginning of the fiscal year	ECL for the next 12 months	FI with significant increases of credit risk	FI with credit impairment	FI with credit impairment either bought or originated	Simplified approach	Monetary Income generated by allowances	Balance as of period closing
Other Financial Assets	1,145,595	155,421	—	2,103	—	—	(603,798)	699,321
Loans and Other Financing	268,459,417	187,349,491	20,113,438	108,616,262	—	—	(150,384,230)	434,154,378
Non-Financial Public Sector	171,844	14,743,704	—	—	—	—	(86,596)	14,828,952
Other Financial Institutions	43,358	31,768	—	1,786	—	—	(27,495)	49,417
Non-Financial Private Sector and Residents Abroad	268,244,215	172,574,019	20,113,438	108,614,476	—	—	(150,270,139)	419,276,009
Advances	6,055,106	2,588,098	(90,394)	171,199	—	—	(3,500,416)	5,223,593
Overdrafts	4,865,319	1,490,540	(64,866)	(744,306)	—	—	(2,566,398)	2,980,289
Mortgage	9,344,834	1,450,284	(2,308,693)	(348,782)	—	—	(4,505,917)	3,631,726
Pledges	780,537	1,864,847	(2,862)	133,763	—	—	(729,171)	2,047,114
Personal	56,726,571	47,388,836	2,354,452	66,003,854	—	—	(33,827,385)	138,646,328
Credit cards	135,025,266	79,922,213	16,468,056	32,108,497	—	—	(76,634,544)	186,889,488
Finance Leases	269,812	185,643	3,115	76,724	—	—	(180,639)	354,655
Others	55,176,770	37,683,558	3,754,630	11,213,527	—	—	(28,325,669)	79,502,816
Other Debt Securities	9,168,357	(1,900,349)	—	—	—	—	(4,620,131)	2,647,877
Financial Assets Pledged as Collateral	14,512	50,156	—	—	—	—	(7,313)	57,355
TOTAL ALLOWANCES	278,787,881	185,654,719	20,113,438	108,618,365	—	—	(155,615,472)	437,558,931